

08003230

TOYOTA

Head Office
Accounting Department
2-1,Toyoda-cho, Kariya-shi
Aichi 448-8671, Japan
TEL: +81-566-22-2511
FAX: +81-566-27-5650
URL: www.toyota-industries.com

June 12, 2008

File No. 82-5112
Securities and Exchange Commission
100 F Street, N.E.,
Washington, D.C. 20549

SUPPL

Re: TOYOTA INDUSTRIES CORPORATION - Rule12g3-2(b)

Dear Sir/Madam:

In order for us to comply with the requirements of Rule 12g3-2(b), we, TOYOTA INDUSTRIES CORPORATION (the "Company"), enclose herewith Exhibits 1 through 8, listed on the attached sheets, which are the English versions, English translations, adequate summaries and/or brief descriptions in English of the documents published by the Company during the period from October 1, 2007 to March 31, 2008, and which constitute all the Company documents requiring submission to the U.S. Securities and Exchange Commission in relation to that period under Rule 12g3-2(b).

We will continue to submit further English versions, English translations, adequate summaries and/or brief descriptions in English of the Company's published documents to the extent required under Rule 12g3-2(b).

Yours faithfully,

TOYOTA INDUSTRIES CORPORATION

By *Toshifumi Ogawa*
Name: Toshifumi Ogawa
Title: Managing Officer

dw 6/16

Attachment

List of materials published by the Company in Japan from October 1, 2007 to March 31, 2008

	Date	Description	Information provided to*
Exhibit 1	December, 2007	Semiannual Report of the Company for the six months ended September 30, 2007	Investors
Exhibit 2	October 31, 2007	Consolidated and Non-Consolidated Semiannual Financial Results for the six months ended September 30, 2007 (Translation into English)	Exchanges
Exhibit 3	January 31, 2008	Consolidated Financial Results for the third quarter of fiscal 2008, nine months ended December 31, 2007 (Translation into English)	Exchanges
Exhibit 4	December 21, 2007	Semiannual Securities Report for the six months ended September 30,2007 (Brief Description in English)	DKFB Exchanges
Exhibit 5	October 17, 2007	Notice regarding "Issuance of Straight Bonds" (Brief Description in English)	DKFB
Exhibit 6	November 2007	Semiannual Business Report for the six months ended September 30, 2007 (Brief Description in English)	Shareholders
Exhibit 7	February 20, 2008	Press Release regarding "Notice Concerning the Repurchase of Shares from the Market" (Brief Description in English)	Exchanges
Exhibit 8	March 20, 2008	Press Release regarding "Business Collaboration and Foundation of Joint Venture Company" (Brief Description in English)	Exchanges

* "Exchanges" collectively refers to the Tokyo Stock Exchange, Osaka Securities Exchange and Nagoya Stock Exchange, on each of which the shares of common stock of TOYOTA INDUSTRIES CORPORATION are listed. "DKFB" stands for Director of the Kanto Finance Bureau.

Exhibit 1
File No. 82-5112

TOYOTA

Semiannual Report 2008

For the Six Months Ended Sep. 30, 2007





In August 2007, the first model of the non-stop shuttle-change Toyoda automatic loom, Type G, was certified as a Mechanical Engineering Heritage asset.

TOYOTA INDUSTRIES CORPORATION

Profile

Toyota Industries Corporation was founded in 1926 to manufacture and sell automatic looms (weaving machines) invented by Sakichi Toyoda. In the ensuing years, Toyota Industries extended the scope of its business domains to encompass textile machinery, automobiles (vehicles, engines, car air-conditioning compressors), materials handling equipment, electronics and logistics. With production bases in North America, Europe and Asia, including Japan, China and India, as well as a worldwide sales network, mainly in its Materials Handling Equipment and Textile Machinery segments, the operations of the Toyota Industries Group span the globe.

Toyoda Type G Automatic Loom Certified as Mechanical Engineering Heritage

In 2007, the first model of the non-stop shuttle-change Toyoda automatic loom, Type G, was certified as a Mechanical Engineering Heritage asset by The Japan Society of Mechanical Engineers. The Mechanical Engineering Heritage designation is aimed at carefully preserving historic mechanical engineering-related assets and passing them down to future generations. The first model of the Type G automatic loom is displayed at the Toyota Commemorative Museum of Industry and Technology in Nagoya, Aichi Prefecture.



Definition of Terms

"Fiscal 2008" refers to the fiscal year ending March 31, 2008, and other fiscal years are referred to in a corresponding manner. All references to the "Company" herein are to Toyota Industries Corporation, and references to "Toyota Industries," "Toyota Industries Group" or the "Group" herein are to the Company and its 165 consolidated subsidiaries.

Cautionary Statement with Respect to Forward-Looking Statements

This semiannual report contains projections and other forward-looking statements that involve risks and uncertainties. The use of the words "expect," "anticipate," "estimate," "forecast," "plan" and similar expressions is intended to identify such forward-looking statements. Projections and forward-looking statements are based on the current expectations and estimates of Toyota Industries regarding its plans, outlook, strategies and results for the future. All such projections and forward-looking statements are based on management's assumptions and beliefs derived from the information available to it at the time of producing this report and are not guarantees of future performance. Toyota Industries undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Therefore, it is advised that you should not rely solely upon these projections and forward-looking statements in making your investment decisions. You should also be aware that certain risks and uncertainties could cause the actual results of Toyota Industries to differ materially from any projections or forward-looking statements discussed in this report. These risks and uncertainties include, but are not limited to, the following: (1) reliance on a small number of customers, (2) product development capabilities, (3) intellectual property rights, (4) product defects, (5) price competition, (6) reliance on suppliers of raw materials and components, (7) environmental regulations, (8) success or failure of strategic alliances with other companies, (9) exchange rate fluctuations, (10) share price fluctuations, (11) effects of disasters, power blackouts and other incidents, (12) latent risks associated with international activities and (13) retirement benefit liabilities.

Consolidated Financial Highlights

Toyota Industries Corporation
Six months ended September 30, 2007 and 2006 (unaudited)

	Millions of yen			Thousands of U.S. dollars
	September 30			September 30
	2007	2006	% change	**2007**
For the Six-Month Period				
Net sales	**¥ 955,760**	¥ 913,085	4.7 %	**$ 8,280,002**
Operating income	**46,960**	40,051	17.3	**406,832**
Ordinary income	**63,260**	53,482	18.3	**548,046**
Income before income taxes and minority interests	**69,124**	53,482	29.2	**598,841**
Net income	**40,309**	30,268	33.2	**349,212**
Depreciation and amortization	**57,500**	51,412	11.8	**498,140**
Capital expenditures	**67,613**	87,435	(22.7)	**585,753**
Research and development expenses	**17,341**	17,131	1.2	**150,232**
Per share of common stock (in yen or U.S. dollars):				
Net income — basic	**129.07**	96.30	34.0	**1.12**
Net income — diluted	**128.97**	96.21	34.1	**1.12**
Cash dividends	**28.00**	22.00	27.3	**0.24**
At the End of Six-Month Period				
Total assets	**¥3,556,826**	¥3,242,357	9.7 %	**$30,813,709**
Total net assets	**1,777,545**	1,624,752	9.4	**15,399,341**
Number of employees	**38,650**	35,126	10.0	

• Yen amounts are rounded down to the nearest million yen.
• U.S. dollar amounts are calculated from the original figure at the rate of ¥115.43=US$1.00.

Net Sales


(¥ Billion)
2,000
1,500
1,000
500
0
FY 06 07 08
First Half
Full Year

Operating Income


(¥ Billion)
100
80
60
40
20
0
FY 06 07 08

Net Income


(¥ Billion)
60
50
40
30
20
10
0
FY 06 07 08

Cash Dividends per Share


(¥)
50
40
30
20
10
0
FY 06 07 08

Contents


TMHG training center

Tadashi Ishikawa
Chairman

Tetsuro Toyoda
President

Letter to Shareholders

Summary of Consolidated Interim Business Results

The interim period ended September 30, 2007 marked one and a half years since the launch of our Medium-Term Management Plan announced in October 2005. Our management plan targets an increase in net sales from ¥1,500.0 billion to more than ¥2,000.0 billion and an increase in ordinary income from ¥80.0 billion to ¥140.0 billion over the five-year period ending March 31, 2011.

Working actively to achieve these targets, we have taken a host of measures in priority areas within each of our businesses. Thanks to these initiatives, during the first half of the fiscal year we achieved record-high interim net sales and ordinary income for the eighth consecutive fiscal year.

Net sales increased ¥42.7 billion, or 5%, from the previous interim period to ¥955.7 billion, and we recorded increases in all business segments. Our profits were also strong, as ordinary income increased ¥9.8 billion, or 18%, to ¥63.2 billion despite higher raw materials prices and increases in depreciation and personnel expenses. The increase in ordinary income was due to expanded net sales and the promotion of group-wide cost reduction efforts coupled with the favorable effects of exchange rate fluctuations and an increase in dividends income.

Interim cash dividends per share were ¥28.00, an increase of ¥6.00 per share from the previous interim period. We plan to pay annual cash dividends per share of ¥56.00.

For the full fiscal year, Toyota Industries expects increases in net sales and ordinary income for the ninth consecutive year. Specifically, we forecast net sales of ¥2,000.0 billion, operating income of ¥95.0 billion and ordinary income of ¥120.0 billion. All of these figures represent record highs.

Pursuing Further Growth

As we work to attain the targets of our Medium-Term Management Plan, we will continue to promote the following measures in each business.

- In the Materials Handling Equipment Business, we will strive to maximize synergies within the Toyota Material Handling Group (TMHG) and focus on new markets such as the BRICs and VISTA countries.

- In the Car Air-Conditioning Compressor Business, we will introduce new products in line with customer needs and address the need for the development of compressors using new types of refrigerants.
- In the Vehicle Business, we aim to expand our role in contributing to Toyota Motor Corporation's (TMC) growth strategy by responding to an increased volume of domestic production and participating in TMC's production preparation overseas.
- In the Engine Business, we will expand the clean diesel engine business.
- In the Car Electronics Business, we aim to further contribute to TMC's hybrid vehicle business.

As mentioned, we expect to record net sales of ¥2,000.0 billion ahead of schedule for the fiscal year ending March 31, 2008. However, we view this figure as a mere starting point and are firmly determined to achieve further growth.

Expanding Our Role in the Toyota Group

While implementing these measures, Toyota Industries also introduced several noteworthy new products in our Vehicle and Engine businesses. We were deeply involved with these products from the development stage, and this participation enabled us to further expand our role within the Toyota Group.

Among our recently launched products is the 4.5-liter 8-cylinder VD clean diesel engine for the Toyota Land Cruiser, which underwent a full model change in September 2007.

Toyota Industries is taking a key role in the Toyota Group's diesel engine business, and accordingly, has participated in the development and production of various types of diesel engines. Since 2006, our total production of engines has reached the 500,000 unit level. Combined with production at Toyota Motor Industries Poland Sp. z o.o., for which we handle operations, our volume of diesel engine production accounted for approximately 45% of diesel engine production within the Toyota Group in 2006.

Toyota Industries played an expanded role in the planning, development and production of the new VD clean diesel engine, which we believe reflects the trust we have earned from TMC. This was the first time that Toyota Industries led the development of a diesel engine.



VD clean diesel engine

Toyota Industries managed the overall project for the engine, which incorporates a variety of our technologies. The most important technology is the compacted graphite iron (CGI) engine block. CGI is harder than regular cast iron, thereby allowing for the development of a thinner engine block. Conversely, the use of CGI is problematic because processing is more difficult. Tackling this problem head on, Toyota Industries was able to successfully

Progress of Medium-Term Management Plan



Targets
Progress of the 1st and 2nd year
Ordinary Income
¥140.0 Billion
(¥ Billion)
80.6
108.4
120.0
Net Sales
Over ¥2,000.0 Billion
(¥ Billion)
1,505.9
660.3
1,878.3
856.7
2,000.0
124.0
916.0
960.0
Activities in the Past
Materials Handling Equipment
· Integrate management of TOYOTA and BT brands (TMHG)
· Augment sales strategy and management
Car Air-Conditioning Compressor
· Stronger emphasis on variable-displacement compressors; reinforce production structure
Vehicle
· Establish structure capable of producing 350,000 vehicles
Engine
· Augment structure to enable production of 500,000 engines
· Develop clean diesel engines
Textile Machinery, Others
1,000.0
Materials Handling Equipment-Related Business
1,000.0
Automobile-Related Business
FY 2006
2007
2008 (Forecast)
2011 (Targets)

process the CGI by applying its own proprietary production technologies. As a result, we reduced cylinder thickness to 5 mm from the previous 7 mm and achieved a balance between lighter weight comparable to an aluminum block and a significant increase in rigidity.

At the same time, Toyota Industries also developed a scavenging system that forcibly sucks back oil supplied to the turbochargers. This system suppresses white smoke exhaust emissions as well as drops in oil pressure regardless of the gradient of the surface on which a vehicle is driving. As exemplified by the integration of the CGI engine block and scavenging system, by taking a multifaceted approach to developing the VD clean diesel engine, we realized an engine that achieves the top-level power performance of a 4-liter class SUV with fuel economy comparable to a 3-liter class SUV.

Highlighting our commitment to cleaner exhaust emissions, the new VD clean diesel engine offers clean performance that complies with Euro 4 regulations, the latest European emissions regulations. This engine also features significantly reduced noise to realize outstanding quietness compared to engines of competitors.

In gearing up to launch this engine worldwide, we are implementing the following rigorous testing to exhaustively confirm reliability as an engine for off-road vehicles.

- Testing in temperature environments ranging from -30°C to 50°C
- Steep-gradient testing that involves tilting the engine from front to back and from side to side to confirm levels of white smoke exhaust emissions and oil pressure
- High-altitude drive testing in Costa Rica, New Zealand and Spain

The total distance driven during this durability testing was equivalent to circling the Earth more than 100 times. This rigid testing helped us create a tough diesel engine.

While focusing on growth of the global clean diesel engine market, we intend to expand this business so that it plays a major role in the Toyota Group.

In the Vehicle Business, along with our role in developing the Vitz (Yaris overseas) and RAV4, which are also assembled by Toyota Industries, we have also handled the development of vehicles manufactured by other Toyota Group companies, including such vehicles as the IST, Prius and Belta. As we firmly build on this solid record of achievement, we have gained the trust of TMC and steadily expanded this business's role within the Toyota Group. We are also bolstering production, and in 2005 we made investments for building a production structure to increase annual production capacity to 350,000 vehicles. Meanwhile, in 2006 we reached full production capacity of the Vitz (Yaris overseas) and RAV4.

Backed by these achievements, Toyota Industries was consigned to undertake the development of the Mark X ZiO, a new concept car developed by TMC that promises to revitalize Japan's automobile market which rolled off the production line in September 2007. The Mark X ZiO is especially significant for Toyota Industries from two perspectives. First, we played a larger role in the development of this vehicle and are producing it solely at our own plant. Second, we have expanded the types of vehicles we are capable of producing in terms of size and grade.


Mark X ZiO

Looking to the future, as TMC aims for further growth globally, we will strive to make unprecedented contributions in both development and production.

Working to Raise Corporate Value

The Toyota Industries Group will work in unison to attain the targets of the current Medium-Term Management Plan. We believe that business results are the culmination of the various approaches taken by management. Accordingly, as part of unceasing efforts to further raise corporate value, we will refocus on the basics of manufacturing and strengthening the Company's management platform while continually introducing new products that satisfy customers.

In closing, we ask you for your continued support and guidance.

December 2007

Tadashi Ishikawa
Chairman

Tetsuro Toyoda
President

Topics

Start of Production of Mark X ZiO

In September 2007, Toyota Industries began production of the Mark X ZiO at the Nagakusa Plant in Obu, Aichi Prefecture. Developed under a new concept, the Mark X ZiO is its first endeavor for medium-sized vehicles as well as for consigned production of luxury cars. By forging close ties with Toyota Motor Corporation, we intend to continue to play an active role as a body manufacturer within the Toyota Group.





TACG Reaches Cumulative Production of 1 Million Compressors

TD Automotive Compressor Georgia, LLC (TACG), a dedicated plant for variable-displacement compressors that commenced production in the U.S. state of Georgia in December 2005, achieved cumulative production of 1 million units in April 2007. Variable-displacement compressors are superior in fuel efficiency, and we anticipate the product will be equipped in many more car models. TACG is working to further improve quality, cost and delivery as a means of playing a significant role in our global production structure.

Introduction of "Rack Sorter P" Automated Storage and Retrieval System

In May 2007, we carried out a full model change of the 1-ton model of the "Rack Sorter P," a unit-type automated storage and retrieval system for pallets. In addition to better storage efficiency and improved storage management, customer needs for the system have come to include the prevention of malfunctions and early recovery in the event of a breakdown. The latest model addresses these requirements, thereby further contributing to greater efficiency of customers' logistics operations.





New Training Course Provided for Lift Truck Operators

We started providing a training course for lift truck operators at the TOYOTA Material Handling Customer Center, our comprehensive showroom located in Ichikawa, Chiba Prefecture. Through these training programs, we hope our customers will master proper and safe driving techniques, thereby contributing to our efforts to decrease accidents when customers use lift trucks.

Wanbishi Archives Becomes Our Wholly Owned Subsidiary

In May 2007, Toyota Industries raised its stake from 43.1% to 100% in Wanbishi Archives Co., Ltd., which engages in the storage, management, collection and delivery services of corporate information such as important documents and magnetic tapes, making Wanbishi Archives a wholly owned subsidiary. Amid ever-greater requirements for information security in accordance with Japan's Personal Information Protection Act, Electronic Documents Act and Financial Instruments and Exchange Act, we aim to continue providing more socially significant services based on relationships of mutual trust in supporting our customers.



Environmental Activities

Toyota Industries is promoting environmental management based on its five-year Environmental Action Plan. Under the Fourth Environmental Action Plan, which runs from fiscal 2007 to fiscal 2011, we have designated "curbing global warming," "improving resource productivity," "reducing environmental risk factors" and "global environmental management" as priority issues, with efforts undertaken within the entire Toyota Industries Group to achieve the plan objectives.

Eco-Factory Activities



Eco-factory activities refer to the thorough consideration of the environment in all aspects of factory construction from land acquisition through to the construction of factory buildings and production lines. Based on our own company standards for the construction of eco-factories, we will pursue this approach at all of our factories both in Japan and overseas.



At the Higashiura Plant in Chita-gun, Aichi Prefecture, we are proactively adopting clean energy systems and energy conservation systems, including wind and solar power generation, co-generation systems and an ice-storage air-conditioning heat transfer system. These efforts are aimed at reducing power consumption of the production lines to 20% less than that of conventional factories.

Eco-Friendly Products

In September 2007, Toyota Motor Corporation started installing our VD clean diesel engine, for which we were consigned to develop and produce, into its Land Cruiser (for overseas) after a full model change. This is Toyota's first 4.5-liter V8 diesel engine befitting the new Land Cruiser, which was developed under the "King of 4WD" concept. Compared with other diesel engines, the VD clean diesel engine boasts a drastically reduced environmental load.



- **Balancing power performance and fuel efficiency**

For a 4-liter-class SUV, the engine achieves a top-level power performance and fuel efficiency comparable to a 3-liter-class SUV

- Improved torque by 50%
- Improved time required to reach 100 km/h by 30%
- Improved fuel efficiency by 4.3%


Gasoline engine SUV
4-liter-class diesel engine SUV
Previous model
3-liter-class diesel engine SUV
VD
Fuel efficiency
Improved
Acceleration

- **Cleaner exhaust emissions that comply with the latest emission regulations**

- Complies with Euro 4 regulations
- Reduces NOx and PM emissions by 50%

* Euro 4: European vehicle emission regulations
* NOx: Nitrogen oxide
* PM: Particulate matter


More
Euro 3
PM emissions
Previous model
Euro 4
VD
Less
NOx emissions
More

- **Top-level quietness relative to competing engines**
- **Reliability as an engine for off-road vehicles enabling solid driving in any environment**

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following Management's Discussion and Analysis of Financial Condition and Results of Operations is based on information known to management as of November 30, 2007. It includes forward-looking statements concerning the expected future performance of Toyota Industries. Please refer to "Cautionary Statement with Respect to Forward-Looking Statements" at the beginning of this semiannual report, which pertains to the report as a whole.

Results of Operations

During the first half of fiscal 2008 (the six months ended September 30, 2007), the Japanese economy continued on a steady path to recovery as private-sector capital investment continued to increase amid solid corporate earnings. Consumer spending also picked up momentum on the back of improved employment conditions. Overseas, despite signs of deceleration in the U.S. economy, the overall economic outlook remained positive, with the European economy remaining solidly on track and the economies in China and India sustaining a high level of growth.

In this operating environment, Toyota Industries posted total consolidated net sales of ¥955.7 billion, an increase of ¥42.7 billion, or 5%, compared with the first half of fiscal 2007 (the six months ended September 30, 2006).

At the profits level, ordinary income amounted to ¥63.2 billion, an increase of ¥9.8 billion, or 18%, over the first half of fiscal 2007. Despite the effects of a rise in raw materials prices, as well as increases in depreciation and personnel expenses, this increase was largely achieved due to an increase in net sales worldwide, cost improvement efforts throughout the Group, favorable effects of exchange rate fluctuations and an increase in dividends income. Net income amounted to ¥40.3 billion, an increase of ¥10.1 billion, or 33%, over the first half of fiscal 2007.

The following is a review of operations for the major business segments.

Note: Net sales for each business segment do not include intersegment transactions.

Automobile

Net sales of the Automobile Segment totaled ¥458.9 billion, an increase of ¥27.9 billion, or 6%, over the first half of fiscal 2007, while operating income rose ¥5.1 billion, or 37%, to ¥18.8 billion. Within this segment, net sales of the Vehicle Business totaled ¥228.2 billion, an increase of ¥5.9 billion, or 3%, over the first half of fiscal 2007. This was attributable to an increase in sales of the RAV4 and a contribution made by the Mark X ZiO, for which production commenced in September 2007, offsetting a decrease in sales of the Vitz (Yaris overseas) in Japan.

Net sales of the Engine Business totaled ¥85.0 billion, an increase of ¥4.9 billion, or 6%, over the first half of fiscal 2007. This increase was due largely to an increase in sales of KD diesel engines for Toyota Motor Corporation's Innovative International Multi-Purpose Vehicle (IMV) Project.

Net sales of the Car Air-Conditioning Compressor Business totaled ¥128.7 billion, an increase of ¥15.6 billion, or 14%, over the first half of fiscal 2007. A slight decrease in sales in Japan was offset by an increase in sales overseas.

Materials Handling Equipment

Net sales of the Materials Handling Equipment Segment totaled ¥377.3 billion, a decrease of ¥10.9 billion, or 3%, from the first half of fiscal 2007. Operating income decreased ¥0.8 billion, or 4%, to ¥21.9 billion. Excluding the effects of changes in certain subsidiaries' fiscal year-end during the first half of fiscal 2007, however, net sales and operating income increased ¥51.7 billion, or 16%, and ¥1.0 billion, or 5%, respectively. With regards to lift trucks, both the TOYOTA and BT brands posted increases in total unit sales backed by the robust European market. We also strove to enhance our sales network. Meanwhile, sales of aerial work platforms were strong, bolstered by replacement demand from the electricity and telecommunications industries.

Logistics

Net sales of the Logistics Segment totaled ¥57.9 billion, an increase of ¥18.1 billion, or 45%, over the first half of fiscal 2007. Operating income jumped ¥1.4 billion, or 259%, to ¥1.9 billion. In May 2007, we raised our equity stake in Wanbishi Archives Co., Ltd., which provides total information management services, to 100%, making it a wholly owned subsidiary.

Textile Machinery

Net sales of the Textile Machinery Segment totaled ¥30.7 billion, an increase of ¥3.3 billion, or 12%, from the first half of fiscal 2007, whereas operating income rose ¥0.8 billion, or 144%, to ¥1.3 billion. This increase was attributable mainly to continued strong sales of weaving machinery to China.

Others

Net sales of the Others Segment totaled ¥30.7 billion, an increase of ¥4.4 billion, or 16%, from the first half of fiscal 2007. Operating income increased ¥0.4 billion, or 15%, to ¥2.6 billion.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Automobile Segment


Percentage of Net Sales
Vehicle 23.9%
Engine 8.9%
Car Air-Conditioning Compressor 13.5%
Others 1.7%
Automobile total 48.0%


Net Sales
(¥ billion)
500
400
300
200
100
0
Apr.-Sep. 2006
Apr.-Sep. 2007


2KD
Diesel engine


7SEU17
Compressor


DC-DC converter


RAV4

Materials Handling Equipment Segment


Percentage of Net Sales
Materials Handling Equipment
39.5%


Net Sales
(¥ billion)
400
300
200
100
0
Apr.-Sep. 2006
Apr.-Sep. 2007

* Effects of changes in subsidiaries' fiscal year-end


GENEO
(8FG25 overseas, Tonero in Europe)
Internal combustion counterbalanced lift truck


Reflex
Reach truck


TZ-10A type "RR"
Truck mount aerial work platform

Logistics Segment


Percentage of Net Sales
Logistics
6.1%


Net Sales
(¥ billion)
60
40
20
0
Apr.-Sep. 2006
Apr.-Sep. 2007





Textile Machinery Segment


Percentage of Net Sales
Textile Machinery
3.2%


Net Sales
(¥ billion)
40
30
20
10
0
Apr.-Sep. 2006
Apr.-Sep. 2007


RX240NEW
Ring spinning frame


JAT710
Air-jet loom

A review of operations by geographical segments follows.
Note: Net sales for each geographical segment do not include intersegment transactions.

Japan
Net sales amounted to ¥634.3 billion, an increase of ¥55.2 billion, or 10%, over the first half of fiscal 2007. Operating income amounted to ¥39.6 billion, an increase of ¥9.5 billion, or 32%. The increases in net sales and operating income were due mainly to higher unit sales of car air-conditioning compressors as well as making Wanbishi Archives a wholly owned subsidiary.

North America
Net sales amounted to ¥139.1 billion, a decrease of ¥15.6 billion, or 10%, from the first half of fiscal 2007. Operating income totaled ¥3.2 billion, a decrease of ¥1.0 billion, or 23%. The decrease in net sales was due primarily to a change in the fiscal year-end of certain subsidiaries.

Europe
Net sales amounted to ¥151.8 billion, a decrease of ¥5.9 billion, or 4%, from the first half of fiscal 2007. Operating income was ¥3.1 billion, a decrease of ¥0.9 billion, or 22%. The decrease in net sales was attributable mainly to a change in the fiscal year-end of certain subsidiaries.

Others
Net sales totaled ¥30.3 billion, an increase of ¥9.0 billion, or 42%, over the first half of fiscal 2007. Operating income amounted to ¥2.3 billion, an increase of ¥0.9 billion, or 64%.

Cash Flows

Cash flows from operating activities increased ¥86.8 billion during the first half of fiscal 2008, due mainly to income before income taxes in the amount of ¥69.1 billion. Net cash provided by operating activities thus increased by ¥2.0 billion from ¥84.8 billion in the first half of fiscal 2007. Cash flows from investing activities resulted in a decrease in cash of ¥103.3 billion during the first half of fiscal 2008, attributable primarily to payments for purchases of property, plant and equipment totaling ¥73.6 billion. Net cash used in investing activities increased ¥5.9 billion from ¥97.4 billion in the first half of fiscal 2007. Cash flows from financing activities resulted in an increase in cash of ¥42.4 billion during the first half of fiscal 2008, due mainly to an increase in proceeds from long-term loans in the amount of ¥40.7 billion. Net cash provided by financing activities totaled ¥60.8 billion compared with net cash used in financing activities of ¥18.4 billion in the first half of fiscal 2007. After translation adjustments, cash and cash equivalents as of September 30, 2007 stood at ¥134.8 billion, an increase of ¥52.2 billion, or 63%, over the first half of fiscal 2007.

Dividend Policy

The Company regards the benefits of shareholders as one of its most important management policies. Based on this stance, we will strive to strengthen Toyota Industries' management platform, promote proactive business development and raise its corporate value.

The Company's dividend policy is to meet the expectations of shareholders while giving full consideration to business performance, capital demand, the dividend payout ratio on a consolidated basis and other factors. The Company intends to use retained earnings to improve the competitiveness of its products, augment production capacity in Japan and overseas, as well as expand into new fields of business and strengthen its management platform in securing future profits for its shareholders. It will also use retained earnings to repurchase treasury stock.

The Board of Directors of the Company voted to distribute an interim cash dividend of ¥28.0 per share, an increase of ¥6.0 per share over the first half of fiscal 2007.

Forecast for the Fiscal Year Ending March 31, 2008

Toyota Industries expects the global economy to continue expanding. Uncertainties persist, however, regarding fluctuations in oil prices and the direction of the global economy, including the U.S. economy.

We are determined to heighten the comprehensive capabilities of the Toyota Industries Group through the development of appealing new products matched to customer needs with an unwavering emphasis on quality, as well as the enhancement of sales, service and cost-reduction activities.

For fiscal 2008, ending March 31, 2008, Toyota Industries forecasts consolidated net sales of ¥2,000.0 billion, operating income of ¥95.0 billion, ordinary income of ¥120.0 billion and net income of ¥70.0 billion. We have made upward revisions to previous forecasts in consideration of business results during the first half of fiscal 2008 as well as increases in unit sales and a review of the projected exchange rate.

Our projections are based on an exchange rate of ¥115.0 = US$1 and ¥159.0 = 1 euro.

Consolidated Balance Sheets

Toyota Industries Corporation
As of September 30 and March 31, 2007, and September 30, 2006 (unaudited)

	Millions of yen			Thousands of U.S. dollars (Note 1)
	September 30	March 31	September 30	September 30
ASSETS	**2007**	2007	2006	**2007**
Current assets:				
Cash and cash equivalents	**¥ 134,870**	¥ 108,569	¥ 82,689	**$ 1,168,420**
Trade notes and accounts receivable	**230,795**	234,611	208,136	**1,999,438**
Short-term investments (Note 6)	**51**	48	71	**445**
Inventories (Note 3)	**129,103**	120,737	117,597	**1,118,453**
Deferred tax assets	**16,234**	17,924	18,667	**140,646**
Other current assets	**92,381**	88,894	83,549	**800,323**
Less — allowance for doubtful accounts	**(2,904)**	(2,784)	(2,542)	**(25,164)**
Total current assets	**600,531**	568,001	508,170	**5,202,561**
Fixed assets:				
Property, plant and equipment:				
Buildings and structures (Note 3)	**186,782**	171,897	168,709	**1,618,149**
Machinery, equipment and vehicles (Note 3)	**274,659**	269,769	257,969	**2,379,451**
Tools, furniture and fixtures	**29,496**	26,081	23,191	**255,538**
Land	**101,771**	99,117	96,005	**881,674**
Construction in progress	**36,983**	39,056	35,882	**320,397**
Total property, plant and equipment	**629,694**	605,922	581,758	**5,455,208**
Intangible assets:				
Goodwill	**149,256**	101,102	101,024	**1,293,049**
Software	**11,500**	11,714	12,126	**99,629**
Total intangible assets	**160,756**	112,816	113,151	**1,392,679**
Investments and other assets:				
Investments in securities (Notes 3 and 6)	**2,047,979**	2,172,648	1,914,021	**17,742,181**
Investments in unconsolidated subsidiaries and affiliated companies	**40,574**	60,415	59,410	**351,503**
Long-term loans	**8,589**	8,460	8,210	**74,416**
Long-term prepaid expenses	**15,315**	11,603	10,969	**132,684**
Deferred tax assets	**7,746**	7,435	7,623	**67,108**
Other investments and other assets	**45,804**	38,784	39,271	**396,815**
Less — allowance for doubtful accounts	**(166)**	(232)	(229)	**(1,445)**
Total investments and other assets	**2,165,843**	2,299,117	2,039,277	**18,763,262**
Total fixed assets	**2,956,294**	3,017,856	2,734,187	**25,611,148**
Total assets	**¥3,556,826**	¥3,585,857	¥3,242,357	**$30,813,709**

The accompanying notes are an integral part of these financial statements.

LIABILITIES AND NET ASSETS	Millions of yen			Thousands of U.S. dollars (Note 1)
	September 30	March 31	September 30	September 30
	2007	2007	2006	**2007**
Current liabilities:				
Trade notes and accounts payable	**¥ 198,984**	¥ 205,168	¥ 189,836	**$ 1,723,857**
Short-term bank loans (Note 3)	**52,226**	37,103	53,662	**452,456**
Commercial paper	**34,573**	33,760	32,400	**299,519**
Current portion of bonds	**80,000**	60,000	–	**693,061**
Other payables	**28,703**	37,808	26,537	**248,663**
Accrued expenses	**79,889**	77,698	75,504	**692,106**
Accrued income taxes	**23,436**	25,854	17,520	**203,034**
Deposits received from employees	**22,697**	22,020	21,574	**196,632**
Deferred tax liabilities	**3,077**	3,162	3,749	**26,663**
Allowance for bonuses to directors and corporate auditors	**305**	554	252	**2,643**
Other current liabilities (Note 3)	**58,663**	55,275	45,900	**508,217**
Total current liabilities	**582,557**	558,405	466,938	**5,046,850**
Long-term liabilities:				
Bonds	**231,422**	250,761	284,567	**2,004,875**
Long-term debt (Note 3)	**188,238**	141,567	142,471	**1,630,759**
Deferred tax liabilities	**701,370**	751,764	654,420	**6,076,151**
Allowance for retirement benefits	**46,932**	45,482	44,708	**406,589**
Other long-term liabilities	**28,758**	27,393	24,498	**249,143**
Total long-term liabilities	**1,196,722**	1,216,969	1,150,667	**10,367,517**
Total liabilities	**1,779,280**	1,775,374	1,617,605	**15,414,367**
Shareholders' equity:				
Common stock:				
Authorized — 1,100,000,000 shares				
Issued — 325,840,640 shares as of September 30, 2007	**80,462**	80,462	80,462	**697,069**
325,840,640 shares as of March 31, 2007				
325,840,640 shares as of September 30, 2006				
Capital surplus	**104,987**	105,055	105,116	**909,538**
Retained earnings	**433,730**	402,431	380,167	**3,757,520**
Treasury stock at cost	**(45,677)**	(47,253)	(47,405)	**(395,714)**
13,301,621 shares as of September 30, 2007				
13,765,165 shares as of March 31, 2007				
13,815,004 shares as of September 30, 2006				
Total shareholders' equity	**573,503**	540,696	518,340	**4,968,413**
Valuation and translation adjustments:				
Net unrealized gains on other securities	**1,082,846**	1,157,793	1,006,330	**9,380,981**
Deferred gains or losses on hedges	**(9)**	(0)	(147)	**(82)**
Foreign currency translation adjustments	**61,375**	52,912	45,852	**531,712**
Total valuation and translation adjustments	**1,144,212**	1,210,704	1,052,035	**9,912,611**
Subscription rights to shares	**402**	202	50	**3,485**
Minority interests in consolidated subsidiaries	**59,427**	58,878	54,325	**514,833**
Total net assets	**1,777,545**	1,810,483	1,624,752	**15,399,341**
Total liabilities and net assets	**¥3,556,826**	¥3,585,857	¥3,242,357	**$30,813,709**

Consolidated Statements of Income

Toyota Industries Corporation
For the six months ended September 30, 2007 and 2006 (unaudited)

	Millions of yen		Thousands of U.S. dollars (Note 1)
	For the six months ended September 30		For the six months ended September 30
	2007	2006	2007
Net sales	**¥955,760**	¥913,085	**$8,280,002**
Cost of sales	**800,912**	770,487	**6,938,509**
Gross profit	**154,848**	142,597	**1,341,493**
Selling, general and administrative expenses	**107,887**	102,546	**934,661**
Operating income	**46,960**	40,051	**406,832**
Non-operating income:			
Interest income	**7,351**	8,539	**63,690**
Dividends income	**18,252**	14,353	**158,130**
Other non-operating income	**5,790**	6,074	**50,162**
Non-operating expenses:			
Interest expenses	**(9,772)**	(9,942)	**(84,664)**
Other non-operating expenses	**(5,321)**	(5,595)	**(46,104)**
Ordinary income	**63,260**	53,482	**548,046**
Extraordinary gains:			
Proceeds from sales of investment securities	**5,863**	–	**50,794**
Income before income taxes and minority interests	**69,124**	53,482	**598,841**
Income taxes — current	**24,112**	20,661	**208,889**
Income taxes — deferred	**842**	(331)	**7,301**
Minority interests in consolidated subsidiaries	**3,859**	2,883	**33,439**
Net income	**¥ 40,309**	¥ 30,268	**$ 349,212**

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Changes in Net Assets

Toyota Industries Corporation
For the six months ended September 30, 2007 and 2006 (unaudited)

	Millions of yen				
	Shareholders' equity				
	Common stock	Capital surplus	Retained earnings	Treasury stock at cost	Total shareholders' equity
Balance at March 31, 2007	¥80,462	¥105,055	¥402,431	¥(47,253)	¥540,696
Change during interim accounting period					
Surplus dividend	–	–	**(8,738)**	–	**(8,738)**
Decrease due to increase in consolidated subsidiaries	–	–	**(1,316)**	–	**(1,316)**
Decrease due to decrease in consolidated subsidiaries	–	–	**(77)**	–	**(77)**
Increase due to decrease in affiliates accounted for under the equity method	–	–	**1,121**	–	**1,121**
Net income	–	–	**40,309**	–	**40,309**
Repurchase of treasury stock	–	–	–	**(41)**	**(41)**
Exercise of stock options	–	**(67)**	–	**1,617**	**1,550**
Change to items other than shareholders' equity during interim accounting period	–	–	–	–	–
Total change during interim accounting period	–	**(67)**	**31,298**	**1,575**	**32,807**
Balance at September 30, 2007	**¥80,462**	**¥104,987**	**¥433,730**	**¥(45,677)**	**¥573,503**

	Valuation and translation adjustments						
	Net unrealized gains or losses on other securities	Deferred gains or losses on hedges	Foreign currency translation adjustments	Total valuation and translation adjustments	Subscription rights to shares	Minority interests in consolidated subsidiaries	Total net assets
Balance at March 31, 2007	¥1,157,793	¥ (0)	¥52,912	¥1,210,704	¥202	¥58,878	¥1,810,483
Change during interim accounting period							
Surplus dividend	–	–	–	–	–	–	**(8,738)**
Decrease due to increase in consolidated subsidiaries	–	–	–	–	–	–	**(1,316)**
Decrease due to decrease in consolidated subsidiaries	–	–	–	–	–	–	**(77)**
Increase due to decrease in affiliates accounted for under the equity method	–	–	–	–	–	–	**1,121**
Net income	–	–	–	–	–	–	**40,309**
Repurchase of treasury stock	–	–	–	–	–	–	**(41)**
Exercise of stock options	–	–	–	–	–	–	**1,550**
Change to items other than shareholders' equity during interim accounting period	**(74,946)**	**(8)**	**8,462**	**(66,492)**	**199**	**548**	**(65,744)**
Total change during interim accounting period	**(74,946)**	**(8)**	**8,462**	**(66,492)**	**199**	**548**	**(32,937)**
Balance at September 30, 2007	**¥1,082,846**	**¥(9)**	**¥61,375**	**¥1,144,212**	**¥402**	**¥59,427**	**¥1,777,545**

	Thousands of U.S. dollars (Note 1)				
	Shareholders' equity				
	Common stock	Capital surplus	Retained earnings	Treasury stock at cost	Total shareholders' equity
Balance at March 31, 2007	$697,069	$910,124	$3,486,370	$(409,367)	$4,684,195
Change during interim accounting period					
Surplus dividend	–	–	**(75,701)**	–	**(75,701)**
Decrease due to increase in consolidated subsidiaries	–	–	**(11,409)**	–	**(11,409)**
Decrease due to decrease in consolidated subsidiaries	–	–	**(669)**	–	**(669)**
Increase due to decrease in affiliates accounted for under the equity method	–	–	**9,717**	–	**9,717**
Net income	–	–	**349,212**	–	**349,212**
Repurchase of treasury stock	–	–	–	**(364)**	**(364)**
Exercise of stock options	–	**(585)**	–	**14,017**	**13,431**
Change to items other than shareholders' equity during interim accounting period	–	–	–	–	–
Total change during interim accounting period	–	**(585)**	**271,150**	**13,653**	**284,218**
Balance at September 30, 2007	**$697,069**	**$909,538**	**$3,757,520**	**$(395,714)**	**$4,968,413**

	Valuation and translation adjustments						
	Net unrealized gains or losses on other securities	Deferred gains or losses on hedges	Foreign currency translation adjustments	Total valuation and translation adjustments	Subscription rights to shares	Minority interests in consolidated subsidiaries	Total net assets
Balance at March 31, 2007	$10,030,261	$ (6)	$458,395	$10,488,649	$1,758	$510,081	$15,684,683
Change during interim accounting period							
Surplus dividend	–	–	–	–	–	–	**(75,701)**
Decrease due to increase in consolidated subsidiaries	–	–	–	–	–	–	**(11,409)**
Decrease due to decrease in consolidated subsidiaries	–	–	–	–	–	–	**(669)**
Increase due to decrease in affiliates accounted for under the equity method	–	–	–	–	–	–	**9,717**
Net income	–	–	–	–	–	–	**349,212**
Repurchase of treasury stock	–	–	–	–	–	–	**(364)**
Exercise of stock options	–	–	–	–	–	–	**13,431**
Change to items other than shareholders' equity during interim accounting period	**(649,280)**	**(76)**	**73,317**	**(576,039)**	**1,727**	**4,751**	**(569,560)**
Total change during interim accounting period	**(649,280)**	**(76)**	**73,317**	**(576,039)**	**1,727**	**4,751**	**(285,342)**
Balance at September 30, 2007	**$9,380,981**	**$(82)**	**$531,712**	**$9,912,611**	**$3,485**	**$514,833**	**$15,399,341**

	Millions of yen				
	Shareholders' equity				
	Common stock	Capital surplus	Retained earnings	Treasury stock at cost	Total shareholders' equity
Balance at March 31, 2006	¥80,462	¥105,665	¥358,385	¥(14,363)	¥530,150
Change during interim accounting period					
Surplus dividend	–	–	(6,386)	–	(6,386)
Bonuses to directors and corporate auditors	–	–	(427)	–	(427)
Decrease due to increase in affiliates accounted for under the equity method	–	–	(1,673)	–	(1,673)
Net income	–	–	30,268	–	30,268
Repurchase of treasury stock	–	–	–	(35,473)	(35,473)
Exercise of stock options	–	(549)	–	2,432	1,882
Change to items other than shareholders' equity during interim accounting period	–	–	–	–	–
Total change during interim accounting period	–	(549)	21,781	(33,041)	(11,809)
Balance at September 30, 2006	¥80,462	¥105,116	¥380,167	¥(47,405)	¥518,340

	Valuation and translation adjustments						
	Net unrealized gains or losses on other securities	Deferred gains or losses on hedges	Foreign currency translation adjustments	Total valuation and translation adjustments	Subscription rights to shares	Minority interests in consolidated subsidiaries	Total net assets
Balance at March 31, 2006	¥1,047,190	¥ –	¥33,886	¥1,081,077	¥ –	¥49,270	¥1,660,498
Change during interim accounting period							
Surplus dividend	–	–	–	–	–	–	(6,386)
Bonuses to directors and corporate auditors	–	–	–	–	–	–	(427)
Decrease due to increase in affiliates accounted for under the equity method	–	–	–	–	–	–	(1,673)
Net income	–	–	–	–	–	–	30,268
Repurchase of treasury stock	–	–	–	–	–	–	(35,473)
Exercise of stock options	–	–	–	–	–	–	1,882
Change to items other than shareholders' equity during interim accounting period	(40,860)	(147)	11,965	(29,042)	50	5,054	(23,936)
Total change during interim accounting period	(40,860)	(147)	11,965	(29,042)	50	5,054	(35,746)
Balance at September 30, 2006	¥1,006,330	¥(147)	¥45,852	¥1,052,035	¥50	¥54,325	¥1,624,752

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Cash Flows

Toyota Industries Corporation
For the six months ended September 30, 2007 and 2006 (unaudited)

	Millions of yen		Thousands of U.S. dollars (Note 1)
	For the six months ended September 30		For the six months ended September 30
	2007	2006	2007
Cash flows from operating activities:			
Income before income taxes and minority interests	¥ 69,124	¥ 53,482	$598,841
Adjustments to reconcile income before income taxes and minority interests to net cash provided by operating activities:			
Depreciation and amortization	57,500	51,412	498,140
Increase (decrease) in allowance for doubtful accounts	(101)	(295)	(880)
Interest and dividends income	(25,604)	(22,893)	(221,820)
Interest expenses	9,772	9,942	84,664
Equity in net earnings of unconsolidated subsidiaries and affiliated companies	(1,252)	(461)	(10,854)
(Increase) decrease in receivables	10,820	(2,764)	93,737
(Increase) decrease in inventories	(5,772)	(9,633)	(50,007)
Increase (decrease) in payables	(10,635)	3,398	(92,139)
Others, net	(4,936)	7,409	(42,767)
Subtotal	98,913	89,595	856,914
Interest and dividends income received	25,564	22,873	221,474
Interest expenses paid	(9,533)	(9,869)	(82,593)
Income taxes paid	(28,048)	(17,701)	(242,995)
Net cash provided by operating activities	86,895	84,897	752,801
Cash flows from investing activities:			
Payments for purchases of property, plant and equipment	(73,640)	(87,721)	(637,965)
Proceeds from sales of property, plant and equipment	8,641	4,048	74,867
Payments for purchases of investment securities	(1,308)	(9,254)	(11,334)
Proceeds from sales of investment securities	6,566	2,713	56,890
Payments for acquisition of subsidiaries' stock resulting in change in scope of consolidation	(36,929)	(1,939)	(319,932)
Proceeds from sales of subsidiaries' stock resulting in change in scope of consolidation	424	–	3,680
Payments for loans made	(1,205)	(1,989)	(10,447)
Proceeds from collections of loans	945	643	8,190
Other, net	(6,804)	(3,912)	(58,950)
Net cash used in investing activities	(103,309)	(97,411)	(895,000)
Cash flows from financing activities:			
Increase (decrease) in short-term loans	9,537	9,399	82,630
Increase (decrease) in commercial paper	(876)	–	(7,589)
Proceeds from long-term loans	40,703	38,337	352,624
Repayments of long-term loans	(844)	(12,631)	(7,318)
Repayments of bonds	(629)	(15,948)	(5,451)
Payments for purchase of treasury stock	(41)	(35,473)	(364)
Cash dividends paid	(8,738)	(6,386)	(75,701)
Cash dividends paid for minority shareholders	(1,136)	(767)	(9,850)
Other, net	4,475	5,036	38,773
Net cash provided by (used in) financing activities	42,449	(18,435)	367,754
Translation adjustments of cash and cash equivalents	265	1,042	2,300
Net increase (decrease) in cash and cash equivalents	26,301	(29,906)	227,855
Cash and cash equivalents at beginning of period	108,569	112,596	940,565
Cash and cash equivalents at end of period	¥134,870	¥ 82,689	$1,168,420

The accompanying notes are an integral part of these financial statements.

Notes to Consolidated Financial Statements

1. Basis of presenting consolidated financial statements

The accompanying interim consolidated financial statements have been prepared based on the accounts maintained by Toyota Industries Corporation (the "Company") and its consolidated subsidiaries (together, hereinafter referred to as "Toyota Industries") in accordance with the provisions set forth in the Corporate Law of Japan and the Financial Instruments and Exchange Law, and in conformity with accounting principles generally accepted in Japan, which are different in certain respects from the application and disclosure requirements of International Financial Reporting Standards.

Certain items presented in the interim consolidated financial statements submitted to the Director of Kanto Finance Bureau in Japan have been reclassified in these accounts for the convenience of readers outside Japan.

Amounts in U.S. dollars are included solely for the convenience of readers outside Japan. The rate of ¥115.43=US$1, the rate of exchange prevailing at September 30, 2007, has been used in translation. The inclusion of such amounts are not intended to imply that the Japanese yen actually represent, or have been or could be converted into, equivalent amounts in U.S. dollars at this rate or any other rates.

2. Summary of significant accounting policies

(1) Consolidation

The interim consolidated financial statements include the accounts of the Company and its 165 subsidiaries (46 domestic subsidiaries and 119 overseas subsidiaries, of which major subsidiaries are listed on pages 24 and 25) as of September 30, 2007 and 159 subsidiaries (45 domestic subsidiaries and 114 overseas subsidiaries) as of September 30, 2006.

For the six-month period ended September 30, 2007, two subsidiaries were newly added to the scope of consolidation and two companies were excluded from the scope of consolidation because of liquidation and sale. Additionally, eight subsidiaries were newly added to the scope of consolidation and five companies were excluded from the scope of consolidation because of mergers and acquisitions.

For the six-month period ended September 30, 2006, seven subsidiaries were newly added to the scope of consolidation and one company was excluded from the scope of consolidation because of mergers and acquisitions.

Some of the affiliates are not accounted for under the equity method since their net income/losses, retained earnings and other financial amounts are immaterial.

The interim periods of certain subsidiaries are different from the interim period of the Company. Since the difference is not more than three months, the Company is using those subsidiaries' statements for their interim periods, making adjustments for significant transactions that materially affect the financial position or results of operations.

The interim periods of certain unconsolidated subsidiaries and affiliates acounted for by the equity method are different from the interim periods of the Company. The Company is using the financial statements of the unconsolidated subsidiaries and affiliates acounted for by the equity method for thier respective interim periods.

All significant intercompany transactions, balances and unrealized profits within Toyota Industries have been eliminated.

A full portion of the assets and liabilities of the acquired subsidiaries is stated at fair value as of the date of acquisition of control.

In the six-month period ended September 30, 2006, Toyota Industries Sweden AB and its consolidated subsidiaries decided to change their fiscal year-end from December 31 to March 31. As a result, the Company's consolidated financial statements include nine months of their operating results.

In May 2007, Toyota Industries Sweden AB changed the company name to Toyota Industries Europe AB.

(2) Investments in unconsolidated subsidiaries and affiliates

Investments in 17 affiliates as of September 30, 2007 and investments in 21 affiliates as of September 30, 2006 are accounted for by the equity method of accounting.

Investments in unconsolidated subsidiaries and affiliates not accounted for by the equity method are stated at cost due to their insignificant effect on the consolidated financial statements.

The major affiliates accounted for by the equity method are listed on page 25.

(3) Translation of foreign currencies

Foreign currency denominated receivables and payables are translated into Japanese yen at the exchange rates as of September 30, 2007 and 2006, and the resulting transaction gains or losses are included in the consolidated statements of income.

All asset and liability accounts of foreign subsidiaries and affiliates are translated into Japanese yen at the exchange rates as of September 30, 2007 and 2006, and all revenue and expense accounts are translated at prevailing average rates for the interim periods.

(4) Cash and cash equivalents

Cash and cash equivalents include all highly liquid investments, generally with original maturities of three months or less, that are readily convertible to known amounts of cash and are so near maturity that they present insignificant risk of changes in value because of changes in interest rates.

(5) Marketable securities and investments in securities
Toyota Industries classifies securities into four categories by purpose of holding: trading securities, held-to-maturity securities, other securities and investments in unconsolidated subsidiaries and affiliates. Toyota Industries did not have trading securities or held-to-maturity securities as of September 30, 2007 and 2006.

Other securities with readily determinable fair values are stated at fair value based on market prices at the end of the interim periods. Unrealized gains and losses are included in "Net unrealized gains on other securities" as a separate component of net assets. Cost of sales of such securities is determined by the moving-average method. Other securities without readily determinable fair values are stated at cost, as determined by the moving-average method.

Investments in unconsolidated subsidiaries and affiliates are accounted for by the equity method (see Note 2 (2)).

(6) Inventories
Inventories are stated mainly at cost determined by the moving-average method.

(7) Property, plant and equipment, and depreciation
Property, plant and equipment are stated at cost. Depreciation expenses of property, plant and equipment are computed mainly by the declining-balance method for the Company and Japanese subsidiaries and by the straight-line method for overseas subsidiaries.

Significant renewals and additions are capitalized at cost. Repair and maintenance are charged to income as incurred.

Accumulated depreciation as of September 30, 2007 and 2006 was ¥693,312 million (US$6,006,342 thousand) and ¥620,382 million, respectively.

Effective from the fiscal year beginning April 1, 2007, Toyota Industries changed the depreciation method for property, plant and equipment acquired on or after April 1, 2007 in accordance with the revised Corporate Tax Law of Japan. As a result, operating income decreased ¥821 million (US$7,117 thousand), and ordinary income and income before income taxes decreased ¥822 million (US$7,125 thousand), respectively. As for property, plant and equipment acquired before April 1, 2007, Toyota Industries applied the pre-revised depreciation method during the fiscal year beginning April 1, 2007. Among these, property, plant and equipment for which the allowable limit on the depreciable amount has been reached are to be depreciated evenly over five years beginning from the following fiscal year. As a result, operating income decreased ¥899 million (US$7,796 thousand), and ordinary income and income before income taxes decreased ¥900 million (US$7,797 thousand), respectively.

(8) Intangible assets and amortization
Amortization of intangible assets is computed using the straight-line method. Software costs for internal use are amortized by the straight-line method over their expected useful lives (mainly five years).

Goodwill, if material, is amortized principally over less than 20 years on a straight-line basis, while immaterial goodwill is charged to income as incurred.

(9) Impairment of fixed assets
Calculation of the impairment of fixed assets is based on reasonable and supportable assumptions and projection of the grouping of assets and recoverable value, with due consideration for the specific conditions of each company. The recoverable amount of assets is calculated based on net selling price.

(10) Allowance for doubtful accounts
Toyota Industries adopted the policy of providing an allowance for doubtful accounts in an amount sufficient to cover possible losses on collection by estimating individually uncollectible amounts and applying to the remaining accounts a percentage determined by certain factors such as historical collection experiences.

(11) Deferred charges
Stock issuance costs and bond issuance costs are expensed as incurred.

(12) Allowance for bonuses to directors and corporate auditors
Bonuses to directors and corporate auditors are recorded on the accrual basis with a related charge of income.

(13) Allowance for retirement benefits
Toyota Industries accrues an amount which is considered to be incurred in the period based on the estimated projected benefit obligations and estimated pension assets at the end of the period. To provide for the retirement benefits for directors and corporate auditors, an amount which is calculated at the end of the period as required by an internal rule describing the retirement benefits for directors and corporate auditors is accrued.

(14) Lease transactions
Finance leases other than those that are deemed to transfer the ownership of the leased assets to lessees are accounted for mainly by a method similar to that applicable to ordinary operating leases.

(15) Consumption tax
The consumption tax under the Japanese Consumption Tax Law withheld by Toyota Industries on sales of goods is not included in the amount of net sales in the accompanying consolidated statements of income, and the consumption tax paid by Toyota Industries under the law on purchases of goods and services, and expenses is not included in the related amount.

(16) Hedge accounting

(a) Method of hedge accounting

Mainly the deferral method of hedge accounting is applied. In the case of foreign currency forward contracts and foreign currency option contracts, the hedged items are translated at contracted forward rates if certain conditions are met.

(b) Hedging instruments and hedged items

Hedging instruments:

Derivatives instruments (interest rate swaps, foreign currency forwards and foreign currency option contracts)

Hedged items:

Risk of change in interest rate on borrowings and risk of change in forward exchange rate on transactions denominated in foreign currencies (assets and liabilities, and forecasted transactions)

(c) Hedging policy

Hedging transactions are executed and controlled based on Toyota Industries' internal rule and Toyota Industries is hedging interest rate risks and foreign currency risks. Toyota Industries' hedging activities are reported periodically to a director responsible for accounting.

(d) Method used to measure hedge effectiveness

Hedge effectiveness is measured by comparing accumulated changes in market prices of hedged items and hedging instruments or accumulated changes in estimated cash flows from the inception of the hedge to the date of measurements performed. Currently it is considered that there are high correlations between them.

(e) Others

Due to the fact that counterparties to Toyota Industries represent major financial institutions which have high creditworthiness, Toyota Industries believes that the overall credit risk related to its financial instruments is insignificant.

3. Assets pledged as collateral

(1) Assets pledged as collateral as of September 30, 2007 and 2006 are as follows:

	Millions of yen		Thousands of U.S. dollars
	2007	2006	**2007**
Investments in securities	**¥54,695**	¥52,265	**$473,837**
Property, plant and equipment	**925**	2,365	**8,017**
Inventories	**413**	–	**3,578**
Buildings and structures	**378**	1,318	**3,283**
Machinery, equipment and vehicles	**–**	1,356	**–**
Total	**¥56,412**	¥57,305	**$488,715**

(2) Secured liabilities as of September 30, 2007 and 2006 are as follows:

	Millions of yen		Thousands of U.S. dollars
	2007	2006	**2007**
Other current liabilities	**¥22,351**	¥21,433	**$193,639**
Short-term bank loans	**512**	856	**4,437**
Long-term debt	**49**	710	**426**
Total	**¥22,913**	¥23,000	**$198,503**

4. Contingent liabilities

Toyota Industries is contingently liable for guarantees as of September 30, 2007 and 2006 as follows:

	Millions of yen		Thousands of U.S. dollars
	2007	2006	**2007**
Guarantees given by the Company	**¥5,600**	¥4,200	**$48,514**
Guarantees given by consolidated subsidiaries	**408**	620	**3,537**
Guarantee forwards given by the Company	**437**	508	**3,791**

5. Leases

(1) Finance leases (as a lessee) which do not transfer ownership of leased properties to lessees

(a) Pro forma information regarding the leased properties such as acquisition cost and accumulated depreciation, which are not reflected in the accompanying consolidated balance sheets under finance leases as of September 30, 2007 and 2006 is as follows:

	Millions of yen		Thousands of U.S. dollars
	2007	2006	**2007**
Buildings and structures:			
Acquisition cost equivalents	**¥ 276**	¥ –	**$ 2,395**
Accumulated depreciation equivalents	**101**	–	**878**
Buildings and structures net balance equivalents	**175**	–	**1,517**
Machinery and equipment:			
Acquisition cost equivalents	**16,747**	14,956	**145,090**
Accumulated depreciation equivalents	**8,118**	7,982	**70,329**
Machinery and equipment net balance equivalents	**8,629**	6,974	**74,761**
Others:			
Acquisition cost equivalents	**14,462**	13,300	**125,295**
Accumulated depreciation equivalents	**6,643**	6,205	**57,557**
Others net balance equivalents	**7,818**	7,095	**67,738**
Total net leased properties	**¥16,623**	¥14,069	**$144,016**

Acquisition cost equivalents include the imputed interest expense portion because the percentage which is computed by dividing future minimum lease payments by total balance of property, plant and equipment as of September 30, 2007 and 2006 is immaterial.

(b) Pro forma information regarding future minimum lease payments as of September 30, 2007 and 2006 is as follows:

	Millions of yen		Thousands of U.S. dollars
	2007	2006	**2007**
Due within one year	**¥ 5,290**	¥ 4,325	**$ 45,835**
Due after one year	**13,061**	9,744	**113,156**
Total	**¥18,352**	¥14,069	**$158,991**

Future minimum lease payments under finance leases include the imputed interest expense portion.

(c) Total lease payments for the six-month periods ended September 30, 2007 and 2006 are as follows:

	Millions of yen	Thousands of U.S. dollars
2007	**¥2,685**	**$23,266**
2006	2,865	–

Pro forma depreciation expenses, which are not reflected in the accompanying interim consolidated statements of income, are computed mainly by the straight-line method, which assumes zero residual value and leasing term to be useful lives for the six-month periods ended September 30, 2007 and 2006, and are equivalent to the amount of total lease payments of the above.

(2) Finance leases (as a lessor) which do not transfer ownership of leased properties to lessees

(a) Information regarding leased properties such as acquisition cost and accumulated depreciation under finance leases as of September 30, 2007 and 2006 is as follows:

	Millions of yen		Thousands of U.S. dollars
	2007	2006	**2007**
Machinery and equipment:			
Acquisition cost	**¥11,836**	¥8,625	**$102,547**
Accumulated depreciation	**6,953**	4,804	**60,242**
Total net leased property	**¥ 4,883**	¥3,821	**$ 42,305**

(b) Pro forma information regarding future minimum lease income as of September 30, 2007 and 2006 is as follows:

	Millions of yen		Thousands of U.S. dollars
	2007	2006	**2007**
Due within one year	**¥2,374**	¥1,069	**$20,568**
Due after one year	**6,160**	3,223	**53,374**
Total	**¥8,535**	¥4,292	**$73,942**

Future minimum lease payments under finance leases include the imputed interest expense portion.

(c) Total lease receipts and depreciation for the six-month periods ended September 30, 2007 and 2006 are as follows:

	Millions of yen		Thousands of U.S. dollars
	2007	2006	**2007**
Total lease payments to be received	**¥1,575**	¥1,097	**$13,645**
Depreciation expenses	**1,186**	848	**10,275**

(3) Operating leases (as a lessee)

Pro forma future lease payments under operating leases as of September 30, 2007 and 2006 are as follows:

	Millions of yen		Thousands of U.S. dollars
	2007	2006	**2007**
Due within one year	**¥ 8,159**	¥ 5,417	**$ 70,687**
Due after one year	**39,844**	16,193	**345,186**
Total	**¥48,004**	¥21,611	**$415,874**

(4) Operating leases (as a lessor)

Pro forma information regarding future minimum rentals under operating leases as of September 30, 2007 and 2006 is as follows:

	Millions of yen		Thousands of U.S. dollars
	2007	2006	**2007**
Due within one year	**¥17,062**	¥13,251	**$147,819**
Due after one year	**22,939**	24,628	**198,729**
Total	**¥40,001**	¥37,880	**$346,547**

Notes to Consolidated Financial Statements

6. Marketable securities

(1) As of September 30, 2007

(a) Other securities with readily determinable fair value are as follows:

	Millions of yen			Thousands of U.S. dollars		
	Acquisition cost	Carrying amount	Difference	Acquisition cost	Carrying amount	Difference
Stocks	**¥227,201**	**¥2,029,977**	**¥1,802,775**	**$1,968,309**	**$17,586,221**	**$15,617,912**
Bonds:						
Other bonds	**405**	**405**	**-**	**3,512**	**3,512**	**-**
Total	**¥227,607**	**¥2,030,382**	**¥1,802,775**	**$1,971,821**	**$17,589,733**	**$15,617,912**

(b) Significant contents and carrying amount of securities (excluding held-to-maturity bonds within securities with fair value) without readily determinable fair value are as follows:

	Carrying amount	
	Millions of yen	Thousands of U.S. dollars
Other securities:		
Domestic unlisted stocks excluding over-the-counter stocks	**¥17,606**	**$152,533**
Money management funds	**40,135**	**347,706**
Negotiable certificates of deposit	**24,000**	**207,918**

(2) As of September 30, 2006

(a) Other securities with readily determinable fair value are as follows:

	Millions of yen		
	Acquisition cost	Carrying amount	Difference
Stocks	¥220,327	¥1,895,562	¥1,675,235
Total	¥220,327	¥1,895,562	¥1,675,235

(b) Significant contents and carrying amount of securities (excluding held-to-maturity bonds within securities with fair value) without readily determinable fair value are as follows:

	Carrying amount
	Millions of yen
Other securities:	
Domestic unlisted stocks excluding over-the-counter stocks	¥18,458
Money management funds	25,021

7. Derivative instruments

Notes relating to derivative instruments are omitted, since Toyota Industries has not used derivative instruments for other than hedging.

8. Segment Information

(1) Business segments

	Millions of yen		Thousands of U.S. dollars
	For the six months ended September 30		For the six months ended September 30
	2007	2006	**2007**
Sales:			
Automobile			
Outside customer sales	**¥458,962**	¥431,024	**$3,976,111**
Intersegment transactions	**11,843**	9,972	**102,604**
	470,806	440,997	**4,078,715**
Materials Handling Equipment			
Outside customer sales	**377,333**	388,270	**3,268,936**
Intersegment transactions	**1,759**	310	**15,245**
	379,093	388,581	**3,284,182**
Logistics			
Outside customer sales	**57,962**	39,898	**502,144**
Intersegment transactions	**3,899**	3,435	**33,778**
	61,861	43,333	**535,922**
Textile Machinery			
Outside customer sales	**30,788**	27,495	**266,727**
Intersegment transactions	**0**	2	**5**
	30,788	27,497	**266,731**
Others			
Outside customer sales	**30,714**	26,396	**266,085**
Intersegment transactions	**11,087**	11,333	**96,058**
	41,802	37,729	**362,142**
Subtotal	**984,351**	938,139	**8,527,692**
Elimination of intersegment transactions	**(28,590)**	(25,054)	**(247,690)**
Total	**¥955,760**	¥913,085	**$8,280,002**
Operating costs and expenses:			
Automobile	**¥451,949**	¥427,234	**$3,915,351**
Materials Handling Equipment	**357,155**	365,782	**3,094,134**
Logistics	**59,880**	42,781	**518,757**
Textile Machinery	**29,429**	26,939	**254,952**
Others	**39,156**	35,431	**339,219**
Elimination of intersegment transactions	**(28,770)**	(25,135)	**(249,244)**
Total	**¥908,800**	¥873,033	**$7,873,170**
Operating income:			
Automobile	**¥ 18,857**	¥ 13,762	**$ 163,363**
Materials Handling Equipment	**21,937**	22,799	**190,048**
Logistics	**1,981**	552	**17,164**
Textile Machinery	**1,359**	557	**11,779**
Others	**2,646**	2,297	**22,923**
Elimination of intersegment transactions	**179**	81	**1,554**
Total	**¥ 46,960**	¥ 40,051	**$ 406,832**

1. Business segments are divided by the type and nature of the product.
2. Main products and services of each segment are as follows:

Automobile	*Passenger vehicles, diesel and gasoline engines, car air-conditioning compressors, foundry parts, electronics parts*
Materials Handling Equipment	*Counterbalanced lift trucks, warehouse trucks, automated storage and retrieval systems, aerial work platforms*
Logistics	*Transportation services, collection and delivery of cash and management of sales proceeds, total information management*
Textile Machinery	*Air-jet looms, water-jet looms, ring spinning frames*
Others	*Semiconductor package substrates*

Notes to Consolidated Financial Statements

(2) Geographical segments

	Millions of yen		Thousands of U.S. dollars
	For the six months ended September 30		For the six months ended September 30
	2007	2006	**2007**
Sales:			
Japan			
Outside customer sales	**¥ 634,339**	¥579,171	**$5,495,449**
Intersegment transactions	**66,240**	58,800	**573,855**
	700,579	637,972	**6,069,304**
North America			
Outside customer sales	**139,198**	154,771	**1,205,909**
Intersegment transactions	**972**	952	**8,428**
	140,170	155,724	**1,214,337**
Europe			
Outside customer sales	**151,838**	157,743	**1,315,413**
Intersegment transactions	**3,310**	3,436	**28,679**
	155,148	161,179	**1,344,092**
Others			
Outside customer sales	**30,384**	21,397	**263,231**
Intersegment transactions	**3,804**	2,341	**32,962**
	34,189	23,739	**296,193**
Subtotal	**1,030,088**	978,615	**8,923,926**
Elimination of intersegment transactions	**(74,328)**	(65,530)	**(643,924)**
Total	**¥ 955,760**	¥913,085	**$8,280,002**
Operating costs and expenses:			
Japan	**¥660,925**	¥607,832	**$5,725,766**
North America	**136,883**	151,459	**1,185,860**
Europe	**151,975**	157,105	**1,316,601**
Others	**31,839**	22,306	**275,830**
Elimination of intersegment transactions	**(72,823)**	(65,670)	**(630,887)**
Total	**¥ 908,800**	¥873,033	**$7,873,170**
Operating income:			
Japan	**¥ 39,654**	¥ 30,139	**$ 343,538**
North America	**3,287**	4,265	**28,477**
Europe	**3,173**	4,073	**27,491**
Others	**2,350**	1,433	**20,362**
Elimination of intersegment transactions	**(1,504)**	140	**(13,037)**
Total	**¥ 46,960**	¥ 40,051	**$ 406,832**

1. Geographical segments are divided into categories based on their geographical proximity.
2. Significant countries or areas belonging to each segment are as follows:

North America............U.S.A., Canada
Europe............Sweden, Germany, France
Others............Australia, China, Brazil

Directors, Corporate Auditors and Managing Officers

(As of September 30, 2007)

Board of Directors



Chairman
Tadashi Ishikawa*



President
Tetsuro Toyoda*



Executive Vice President
Norio Sato*



Executive Vice President
Yoshikatsu Mizuno*



Executive Vice President
Tatsuo Matsuura*



Executive Vice President
Akira Imura*

** Representative Director*

Senior Managing Directors

Shigetaka Yoshida
Masafumi Kato
Yasuharu Toyoda
Yutaka Murodono
Kazunori Yoshida
Kosaku Yamada
Toshiyuki Sekimori
Kimpei Mitsuya

Honorary Chairman

Yoshitoshi Toyoda

Director

Tatsuro Toyoda

Corporate Auditors

Standing Corporate Auditors

Shigetaka Mitomo
Masanori Ito

Corporate Auditors

Hiroshi Okuda
Fumio Kawaguchi
Katsuaki Watanabe

Managing Officers

Hiroya Kono
Kenji Takenaka
Satoshi Kaseda
Hiroshi Sakai
Hirofumi Tsuji
Yukio Yamakita
Takaki Ogawa
Kazue Sasaki
Hirotaka Morishita
Shinya Furukawa
Hironori Ito
Akira Onishi
Per Zaunders
Eishi Furuta
Tadayoshi Baba
Takashi Okubo
Norio Sasaki
Toshifumi Ogawa
Hayato Ikeda
Toshifumi Onishi
Kouhei Nozaki
Osamu Miura
Taku Yamamoto
Yukihisa Tsuchimoto

Corporate Data

(As of September 30, 2007)

Major Plants (Parent Company)

	Main Products	Start of Operations
Kariya Plant	Textile machinery, car air-conditioning compressors	1927
Obu Plant	Parts for car air-conditioning compressors	1944
Kyowa Plant	Electronic equipment, automotive press dies, production facilities, engine parts	1953
Nagakusa Plant	Automobiles	1967
Takahama Plant	Lift trucks, materials handling systems	1970
Hekinan Plant	Engines for automobiles and industrial equipment	1982
Higashichita Plant	Engines for automobiles, foundry parts, engine parts	2001
Higashiura Plant	Parts for car air-conditioning compressors	2002

Major Consolidated Subsidiaries

	Company Name	Location of Head Office	% of Voting Rights
Japan			
	Aichi Corporation	Saitama	51.1%
	Wanbishi Archives Co., Ltd.	Tokyo	100.0%
	TIBC Corporation	Aichi	60.0%
	Mail & e Business Logistics Service Co., Ltd.	Mie	50.5%
	Asahi Security Co., Ltd.	Tokyo	100.0%
	TOYOTA L&F Tokyo Co., Ltd.	Tokyo	100.0%
	Altex Co., Ltd.	Shizuoka	75.0%
	Sun River Co., Ltd.	Osaka	100.0%
	Izumi Machine Mfg. Co., Ltd.	Aichi	68.8%
	TOYOTA L&F Keiji Co., Ltd.	Kyoto	75.0%
	Tokyu Co., Ltd.	Aichi	63.3%
	Advanced Logistics Solutions Co., Ltd.	Aichi	100.0%
	Toyoda High System, Incorporated	Aichi	100.0%
	Nishina Industrial Co., Ltd.	Nagano	82.0%
	ALTRAN Corporation	Aichi	60.0%
	KTL Co., Ltd.	Tokyo	50.5%
	TF Logistics Co., Ltd.	Tokyo	51.0%
	Handa Casting Company	Aichi	100.0%
	Tokaiseiki Co., Ltd.	Shizuoka	92.1%
	Taikoh Transportation Co., Ltd.	Aichi	51.4%
	SKE Inc.	Aichi	100.0%
	SKM Corporation	Aichi	100.0%
	Unica Co., Ltd.	Aichi	100.0%
	Iwama Loom Works, Ltd.	Aichi	100.0%
	Nagao Kogyo Co., Ltd.	Aichi	100.0%
	TOYOTA L&F Shizuoka Co., Ltd.	Shizuoka	100.0%
	TOYOTA L&F Hyogo Co., Ltd.	Hyogo	100.0%
	Hara Corporation	Gifu	100.0%
	Sun Valley Inc.	Aichi	100.0%
	Mizuho Industry Co., Ltd.	Aichi	100.0%
	Sun Staff, Inc.	Aichi	100.0%
	ALT Logistics Co., Ltd.	Aichi	60.0%
	Shine's Inc.	Aichi	100.0%
	Toyota Industries Well Support Corporation	Aichi	100.0%
Europe			
Belgium	Toyota Material Handling Belgium SA/NV	Temse	100.0%
	Toyota Material Handling Europe SA/NV	Brussels	100.0%
Denmark	Toyota Material Handling Danmark A/S	Slangerup	100.0%

	Company Name	Location of Head Office	% of Voting Rights
France	Toyota Industrial Equipment, S.A.	Ancenis	80.0%
	BT France S.a.r.l	Courtry	100.0%
	Toyota Industrial Equipment Europe, S.A.R.L.	Ancenis, France/Brussels, Belgium	100.0%
Germany	TD Deutsche Klimakompressor GmbH	Straßgräbchen	65.0%
	Toyota Material Handling Deutschland GmbH	Langenhagen	100.0%
Italy	Toyota Carrelli Elevatori Italia S.r.l.	Bologna	100.0%
	CESAB Carrelli Elevatori S.p.A.	Bologna	100.0%
	BTCESAB S.C.aR.L	Bologna	100.0%
Netherlands	Toyota Material Handling Nederland B.V.	Ede	100.0%
Spain	BT España S.A.c	Barcelona	100.0%
Sweden	Toyota Industries Europe AB	Mjölby	100.0%
	Toyota Industries Sweden AB	Mjölby	100.0%
	Toyota Material Handling Sweden AB	Bromma	100.0%
	BT Products AB	Mjölby	100.0%
	Toyota Industries Finance International AB	Mjölby	100.0%
	BT Europe AB	Mjölby	100.0%
Switzerland	Toyota Textile Machinery Europe AG	Zurich	100.0%
U.K.	BT Rolatruc Ltd	Slough	100.0%
	Toyota Industrial Equipment (UK) Limited	Castleford, West Yorkshire	100.0%
North America			
U.S.A.	Michigan Automotive Compressor, Inc.	Parma, Michigan	60.0%
	The Raymond Corporation	Greene, New York	100.0%
	TD Automotive Compressor Georgia, LLC	Jefferson, Georgia	65.0%
	Toyota Industrial Equipment Mfg., Inc.	Columbus, Indiana	100.0%
	Toyota Industries North America, Inc.	Elk Grove, Illinois	100.0%
	Toyota Material Handling USA, Inc.	Irvine, California	100.0%
	Indiana Hydraulic Equipment Corp.	Franklin, Indiana	100.0%
	ACTIS Manufacturing Ltd., LLC	Grapevine, Texas	60.0%
	Toyoda Textile Machinery Inc.	Charlotte, North Carolina	100.0%
	Toyota Industries Personnel Service of America, Inc.	Elk Grove, Illinois	100.0%
South America			
Brazil	Toyota Industries Mercosur Ltda.	São Paulo	100.0%
	Toyota Maquinas Texteis Brasil Ltda.	São Paulo	100.0%
Asia and Oceania			
Australia	Toyota Material Handling Australia Pty Limited	Sydney	100.0%
China	Toyota Industry Automotive Parts (Kunshan) Co., Ltd.	Kunshan, Jiangsu	60.0%
	Toyota Industry (Kunshan) Co., Ltd.	Kunshan, Jiangsu	70.0%
	TD Automotive Compressor (Kunshan) Co., Ltd.	Kunshan, Jiangsu	59.8%
	Toyota Industries Trading & Logistics (China) Co., Ltd.	Shanghai	100.0%
	Toyota Material Handling (Shanghai) Co., Ltd.	Shanghai	70.0%
India	Kirloskar Toyoda Textile Machinery Private Limited	Bangalore, Karnataka	95.1%

Major Affiliates Accounted for by the Equity Method

	Company Name	Location of Head Office	% of Voting Rights
Japan			
	ST Liquid Crystal Display Corp.	Aichi	50.0%
	Fuji Logistics Co., Ltd.	Tokyo	26.8%
	ST Mobile Display Corp.	Shiga	20.0%
Europe			
Poland	Toyota Motor Industries Poland Sp.zo.o.	Jelcz-Laskowice	40.0%

Investor Information

(As of September 30, 2007)

Corporate Head Office

TOYOTA INDUSTRIES CORPORATION
2-1, Toyoda-cho, Kariya-shi, Aichi-ken
448-8671, Japan
Telephone: +81-(0)566-22-2511
Facsimile: +81-(0)566-27-5650

Date of Establishment

November 18, 1926

Common Stock

No par value
Authorized: 1,100,000,000 shares
Issued: 325,840,640 shares

Stock Exchange Listings

Tokyo, Osaka and Nagoya (Ticker Code: 6201)

Number of Shareholders

20,556

Independent Accountants

PricewaterhouseCoopers Aarata
JR Central Towers 33rd Floor, 1-1-4, Meieki, Nakamura-ku,
Nagoya-shi, Aichi-ken, 450-6033, Japan

Transfer Agent

Mitsubishi UFJ Trust and Banking Corporation
1-4-5, Marunouchi, Chiyoda-ku, Tokyo-to
100-8212, Japan
Telephone: +81-(0)3-3212-1211

Major Shareholders(Top 10)

	Thousands of shares
Toyota Motor Corporation	76,600
DENSO Corporation	29,647
Third Avenue Fund-Custodial Trust Company	15,737
Towa Real Estate Co., Ltd.	15,697
The Master Trust Bank of Japan, Ltd.	10,849
Toyota Tsusho Corporation	8,289
Nippon Life Insurance Company	6,735
Aisin Seiki Co., Ltd.	6,578
Mitsui Sumitomo Insurance Co., Ltd.	5,345
Japan Trusetee Services Bank, Ltd	5,165

Common Stock Price Range (Tokyo Stock Exchange)

	FY2008		FY2007		FY2006		FY2005		FY2004	
	High	**Low**	High	Low	High	Low	High	Low	High	Low
1st quarter	**¥5,820**	**¥5,300**	¥5,360	¥3,980	¥3,250	¥2,780	¥2,700	¥2,235	¥1,988	¥1,686
2nd quarter	**5,830**	**4,530**	5,070	4,150	3,990	3,010	2,645	2,285	2,235	1,922
3rd quarter	–	–	5,520	4,840	4,380	3,530	2,605	2,320	2,325	1,951
4th quarter	–	–	6,160	5,310	4,850	3,840	3,180	2,465	2,530	2,190

Publications

Our *Corporate Brochure* and *Social & Environmental Report* are available in both English and Japanese upon written request to the Public Affairs Department at our Corporate Head Office.

Web Site

Updated information is published regularly on our Web site. (www.toyota-industries.com)

Further Information

For further information, please write to the Investor Relations Office at our Corporate Head Office.


TOYOTA

TOYOTA INDUSTRIES CORPORATION
2-1, Toyoda-cho, Kariya-shi, Aichi-ken 448-8671, Japan
Telephone: +81-(0)566-22-2511 Facsimile: +81-(0)566-27-5650
www.toyota-industries.com


PRINTED WITH
SOY INK

This semiannual report is printed on recycled paper using soy ink to minimize the impact on the environment.

Printed in Japan

Exhibit 2

FINANCIAL SUMMARY

FY2008 Semiannual

(April 1, 2007 through September 30, 2007)

TOYOTA INDUSTRIES CORPORATION

English translation from the original Japanese-language document

Cautionary Statement with Respect to Forward-Looking Statements

This report contains projections and other forward-looking statements that involve risks and uncertainties. The use of the words "expect," "anticipate," "estimate," "forecast," "plan" and similar expressions is intended to identify such forward-looking statements. Projections and forward-looking statements are based on the current expectations and estimates of Toyota Industries Corporation and its Group companies regarding their plans, outlook, strategies and results for the future. All such projections and forward-looking statements are based on management's assumptions and beliefs derived from the information available to it at the time of producing this report and are not guarantees of future performance. Toyota Industries and its Group companies undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Therefore, it is advised that you should not rely solely upon these projections and forward-looking statements in making your investment decisions. You should also be aware that certain risks and uncertainties could cause the actual results of Toyota Industries Corporation and its Group companies to differ materially from any projections or forward-looking statements discussed in this report. These risks and uncertainties include, but are not limited to, the following : 1) reliance on a small number of customers, 2) product development capabilities, 3) intellectual property rights, 4) product defects, 5) price competition, 6) reliance on suppliers of raw materials and components, 7) environmental regulations, 8) success or failure of strategic alliances with other companies, 9) exchange rate fluctuations, 10) share price fluctuations, 11) effects of disasters, power blackouts and other incidents, 12) latent risks associated with international activities and 13) retirement benefit liabilities.

October 31, 2007

FY2008 Semiannual Consolidated Financial Results (April 1, 2007 - September 30, 2007)

TOYOTA INDUSTRIES CORPORATION

Stock exchange listings: Tokyo, Nagoya and Osaka (Code number: 6201) (URL: http://www.toyota-industries.com/)
Representative person: Tetsuro Toyoda, President
Contact person: Toshifumi Ogawa, Managing Officer and General Manager of Accounting Department (Tel. +81-(0)566-22-2511)
The expected date of dividends payment: November 26,2007

1. Financial highlights for FY2008 Semiannual (April 1, 2007 - September 30, 2007)

(Amounts less than one million yen are omitted)

(1) Consolidated financial results

(% : change from the same period of previous year)

	Net sales		Operating income		Ordinary income		Net income	
	million yen	%	million yen	%	million yen	%	million yen	%
FY2008 Semiannual	**955,760**	**(4.7)**	**46,960**	**(17.3)**	**63,260**	**(18.3)**	**40,309**	**(33.2)**
FY2007 Semiannual	913,085	(30.6)	40,051	(25.0)	53,482	(28.6)	30,268	(21.0)
FY2007	1,878,398		89,954		108,484		59,468	

	Net income per share—basic	Net income per share—diluted
	Yen	Yen
FY2008 Semiannual	**129.07**	**128.97**
FY2007 Semiannual	96.30	96.21
FY2007	189.88	189.66

Notes: Equity in net income of affiliates: FY2008 semiannual: 1,252 million yen, FY2007 semiannual: 461 million yer
Notes: Equity in net income of affiliates: FY2007 annual: 317 million yen

(2) Consolidated financial position

	Total assets	Total net assts	Equity ratio	Equity per share
	Million yen	Million yen	%	Yen
FY2008 Semiannual	**3,556,826**	**1,777,545**	**48.3**	**5,496.01**
FY2007 Semiannual	3,242,357	1,624,752	48.4	5,032.84
FY2007	3,585,857	1,810,483	48.8	5,612.11

Notes: Equity capital: FY2008 semiannual: 1,717,716 million yen, FY2007 semiannual: 1,570,376 million yen
FY2007 annual: 1,751,401 million yen

(3) Consolidated cash flows

	Cash flows from operating activities	Cash flows from investing activities	Cash flows from financing activities	Cash and cash equivalents at the end of period
	Million yen	Million yen	Million yen	Million yen
FY2008 Semiannual	**86,895**	**△ 103,309**	**42,449**	**134,870**
FY2007 Semiannual	84,897	△ 97,411	△ 18,435	82,689
FY2007	177,467	△ 164,446	△ 19,749	108,569

2. Cash dividends

	Annual cash dividends per share		
	Interim	Year-end	
	Yen	Yen	Yen
FY2007	22	28	50
FY2008	**28**	-	-
FY2008 (Forecast)	-	28	56

3. Forecasts of consolidated financial results for FY2008 (April 1, 2007 - March 31, 2008)

(% : change from the same period of previous year)

	Net sales		Operating income		Ordinary income		Net income		Net income per share – basic
	million yen	%	million yen	%	million yen	%	million yen	%	Yen
FY2008	2,000,000	(6.5)	95,000	(5.6)	120,000	(10.6)	70,000	(17.7)	223.97

4.Others

(1)Changes in significant subsidiaries : None

(2) Changes in standards, procedures and presentations regarding presentation of consolidated financial statements

① Changes arising from revision of accounting policies : None

② Changes other than ① : Yes

Please see page 13 for details on changes in accounting policies in "Basis of Presenting Consolidated Financial Statements".

(3) Issued and outstanding capital stock

①Number of shares outstanding at end of each period:

FY2008 semiannual—325,840,640 shares, FY2007 semiannual—325,840,640 shares, FY2007 annual—325,840,640 shares

②Number of treasury stock outstanding at end of each period:

FY2008 semiannual—13,301,621 shares, FY2007 semiannual—13,815,004 shares, FY2007 annual—13,765,165 shares

③Average number of shares outstanding for each period:

FY2008 semiannual—312,307,051 shares, FY2007 semiannual—314,316,718 shares, FY2007 annual—313,191,120 shares

(Reference) FY2008 Semiannual Non-consolidated Financial Results

1. Non-consolidated financial highlights for FY2008 Semiannual (April 1, 2007 - September 30, 2007)

(1) Non-consolidated financial results (% : change from the same period of previous year)

	Net sales		Operating income		Ordinary income		Net income	
	million yen	%	million yen	%	million yen	%	million yen	%
FY2008 Semiannual	**574,924**	**(6.5)**	**24,655**	**(46.3)**	**40,925**	**(39.7)**	**32,008**	**(56.0)**
FY2007 Semiannual	540,061	(24.2)	16,857	(△1.8)	29,301	(16.3)	20,519	(16.6)
FY2007	1,135,668		39,294		58,013		40,242	

	Net income per share—basic
	Yen
FY2008 Semiannual	**102.49**
FY2007 Semiannual	65.28
FY2007	128.49

(2) Non-consolidated financial position

	Total assets	Total net assts	Equity ratio	Equity per share
	Million yen	Million yen	%	Yen
FY2008 Semiannual	**2,978,944**	**1,587,178**	**53.3**	**5,077.05**
FY2007 Semiannual	2,750,759	1,472,247	53.5	4,718.19
FY2007	3,048,062	1,637,020	53.7	5,244.94

Notes: Equity capital: FY2008 semiannual: 1,586,776 million yen, FY2007 semiannual: 1,472,196 million yen
FY2007 annual: 1,636,817 million yen

2. Forecasts of non-consolidated financial results for FY2008 (April 1, 2007 - March 31, 2008)

(% : change from the same period of previous year)

	Net sales		Operating income		Ordinary income		Net income	
	million yen	%	million yen	%	million yen	%	million yen	%
FY2008	1,200,000	(5.7)	46,000	(17.1)	70,000	(20.7)	51,000	(26.7)

	Net income per share—basic
	Yen
FY2008	163.18

Business Results and Financial Position

1. Business Results and Financial Position

During the first half of fiscal 2008 (the six months ended September 30, 2007), the Japanese economy continued on a steady path to recovery as private-sector capital investment continued to increase amid solid corporate earnings. Consumer spending picked up momentum as well on the back of improved employment conditions. Overseas, despite signs of deceleration in the U.S. economy, the overall economic outlook remained positive, with the European economy remaining solidly on track and the economies in China and India sustaining a high level of growth.

In this operating environment, Toyota Industries posted total consolidated net sales of 955.7 billion yen, an increase of 42.7 billion yen, or 5%, compared with the first half of fiscal 2007 (the six months ended September 30, 2006). The following is a review of operations for the major business segments.

Net sales of the Automobile Segment totaled 458.9 billion yen, an increase of 27.9 billion yen, or 6%, over the first half of fiscal 2007.

Within this segment, net sales of the Vehicle Business totaled 228.2 billion yen, an increase of 5.9 billion yen, or 3%, over the first half of fiscal 2007. This was attributable to an increase in sales of the RAV4 and a contribution made by the Mark X ZiO, for which production commenced in September 2007, offsetting a decrease in sales of the Vitz (Yaris overseas) in Japan.

Net sales of the Engine Business totaled 85.0 billion yen, an increase of 4.9 billion yen, or 6%, over the first half of fiscal 2007. This increase was due largely to an increase in sales of KD diesel engines for Toyota Motor Corporation's (TMC) Innovative International Multi-Purpose Vehicle (IMV) Project.

Net sales of the Car Air-Conditioning Compressor Business totaled 128.7 billion yen, an increase of 15.6 billion yen, or 14%, over the first half of fiscal 2007. A slight decrease in sales in Japan was offset by an increase in sales overseas.

Net sales of the Materials Handling Equipment Segment totaled 377.3 billion yen, a decrease of 10.9 billion yen, or 3%, from the first half of fiscal 2007. Excluding the effects of changes in certain subsidiaries' fiscal year-end during the first half of fiscal 2007, however, net sales increased by 51.7 billion yen, or 16%. With regards to lift trucks, both the TOYOTA and BT brands posted increases in total unit sales backed by the robust European market. We also strove to enhance our sales network. Meanwhile, sales of aerial work platforms were strong, bolstered by replacement demand from the electricity and telecommunications industries.

Net sales of the Logistics Segment totaled 57.9 billion yen, an increase of 18.1 billion yen, or 45%, over the first half of fiscal 2007. In May 2007, we raised our equity stake in Wanbishi Archives Co., Ltd., which provides services of total information management, to 100%, making it a wholly owned subsidiary.

Net sales of the Textile Machinery Segment totaled 30.7 billion yen, an increase of 3.3 billion yen, or 12%, from the first half of fiscal 2007. This increase was attributable mainly to continued strong sales of weaving machinery to China.

During the first half of fiscal 2008, ordinary income amounted to 63.2 billion yen, an increase of 9.8 billion yen, or 18%, over the first half of fiscal 2007. Despite the effects of a rise in raw materials costs, as well as increases in depreciation and personnel expenses, this increase was largely achieved due to an increase in net sales worldwide, cost-reduction efforts throughout the Group, favorable effects of exchange rate fluctuations and an increase in dividends income. Net income amounted to 40.3 billion yen, an increase of 10.1 billion yen, or 33%, over the first half of fiscal 2007.

Total assets stood at 3,556.8 billion yen, a decrease of 29.0 billion yen from fiscal 2007, due primarily to a negative effect of fair value of investment securities. Net assets amounted to 1,777.5 billion yen, a decrease of 32.9 billion yen from fiscal 2007.

Cash flows from operating activities increased by 86.8 billion yen during the first half of fiscal 2008, due mainly to income before income taxes in the amount of 69.1 billion yen. Net cash provided by operating activities thus increased by 2.0 billion yen from 84.8 billion yen in the first half of fiscal 2007. Cash flows from investing activities resulted in a decrease in cash of 103.3 billion yen during the first half of fiscal 2008, attributable primarily to payments for purchases of property, plant and equipment totaling 73.6 billion yen. Net cash used in investing activities increased by 5.9 billion yen from 97.4 billion yen in the first half of fiscal 2007. Cash flows from financing activities resulted in an increase in cash of 42.4 billion yen during the first half of fiscal 2008, due mainly to an increase in proceeds from long-term loans in the amount of 40.7 billion yen. Net cash provided by financing activities totaled 60.8 billion yen compared with net cash used in financing activities of 18.4 billion yen in the first half of fiscal 2007. After translation adjustments, cash and cash equivalents as of September 30, 2007 stood at 134.8 billion yen, an increase of 52.2 billion yen, or 63%, over the first half of fiscal 2007.

2. Distribution of Profits

Toyota Industries Corporation will distribute an interim cash dividend of 28 yen per common share, an increase of 6 yen per common share over the first half of fiscal 2007.

3. Forecast for the Fiscal Year Ending March 31, 2008

Toyota Industries expects the global economy to continue expanding. Uncertainties persist, however, regarding fluctuations in oil prices and the direction of the global economy, including the U.S. economy.

We are determined to heighten the comprehensive capabilities of the Toyota Industries Group through the development of appealing new products matched to customer needs with an unwavering emphasis on quality, as well as the enhancement of sales, service and cost-reduction activities.

For fiscal 2008, ending March 31, 2008, Toyota Industries forecasts consolidated net sales of 2,000.0 billion yen, operating income of 95.0 billion yen, ordinary income of 120.0 billion yen and net income of 70.0 billion yen. We have made upward revisions to previous forecasts in consideration of business results during the first half of fiscal 2008 as well as increases in unit sales and a review of the projected exchange rate.

Our projections are based on an exchange rate of ¥115.0 = US$1 and ¥159.0 = 1 euro.

Overview of Associated Companies

"Business Organization (Business Information)" and "Overview of Associated Companies" are omitted since there are no significant changes from the latest financial statements (submitted on June 21, 2007).

Management Policy

1. Basic Management Policy

The basic management policies of Toyota Industries Corporation and its Group companies ("Toyota Industries") are upheld as its basic corporate philosophy. We believe putting the following stated beliefs into viable sincere actions by all employees will lead to greater corporate value.

(1) Toyota Industries is determined to comply with the letter and the spirit of the law, in Japan and overseas, and to be fair and transparent in all its dealings.

(2) Toyota Industries is respectful of the people, culture and traditions of each country and region in which it operates. It also works to promote economic growth and prosperity in those countries and regions.

(3) Toyota Industries believes that economic growth and conservation of the natural environment are compatible. It strives to offer products and services that are clean, safe and of high quality.

(4) Toyota Industries conducts intensive product research and forward-looking development activities to create new value for its customers.

(5) Toyota Industries nurtures the inventiveness and other abilities of its employees. It seeks to create a climate of cooperation, so that both employees and the Company can realize their full potential.

2. Basic Policy on the Distribution of Profits

Toyota Industries regards the benefits of shareholders as one of its most important management policies. Based on this stance, we will strive to strengthen Toyota Industries' corporate constitution, promote proactive business development and raise its corporate value.

Toyota Industries' dividend policy is to meet the expectations of shareholders while giving full consideration to business performance, capital demand, dividend payout ratio on a consolidated basis and other factors.

Toyota Industries will use retained earnings to improve the competitiveness of its products, augment production capacity in Japan and overseas, as well as expand into new fields of business and strengthen its corporate constitution in securing future profits for its shareholders. It will also use retained earnings to repurchase treasury stock.

3. Medium- to Long-Term Management Strategies

Rooted in its basic philosophy, Toyota Industries *"strives to offer products and services that are clean, safe and of high quality."* We are fully committed to continuing to improve corporate value.

Product quality continues to be a constant priority for the medium to long term. We also remain committed to giving considerations to the environment and safety as well as increasing our competitive strengths. Promoting technological advancements and strengthening our value chain will enable us to develop and offer leading-edge products that anticipate customer needs. Along with augmenting global consolidated management and building a business structure that can take advantage of the collective strength of Toyota Industries, we will work to enhance team strength and spirit, and nurture personnel of international caliber who will lead the Toyota Industries Group to the next level of growth.

Specifically, the Vehicle and Engine businesses will expand their respective scopes of business by contributing to the global strategy of Toyota Motor Corporation ("TMC"). We will also work to expand the scope of business by strengthening the development capability of power electronics components to be fitted in TMC's hybrid vehicles. The Materials Handling Equipment and Car Air-Conditioning Compressor businesses will strive to solidify the leading global position while aiming for higher market share and better performance through global business expansion. The Textile Machinery Business will aim for stable business management by maintaining the top share in the global air-jet loom market. The Logistics Business will concentrate on high value-added businesses and strengthen its business foundation.

Through successful implementation of these measures, Toyota Industries aims for the undisputed No. 1 position and increased corporate value. Through sincere considerations for the environment and local communities, we also seek socially harmonious growth.

The new Medium-Term Management Vision, which started from fiscal 2007 (ending March 31, 2007), targets consolidated net sales of more than 2 trillion yen and ordinary income of 140.0 billion yen in fiscal 2011 (ending March 31, 2011).

Consolidated Balance Sheets

	FY2007 (As of March 31, 2007)	FY2008 Semiannual (As of September 30, 2007)	Increase (Decrease)	FY2007 Semiannual (As of September 30, 2006)
Assets				
Current assets	**568,001**	**600,531**	**32,530**	**508,170**
Cash and deposits	110,516	127,024	16,508	86,787
Trade notes and accounts receivable	234,611	230,795	(3,816)	208,136
Marketable securities	30,065	40,145	10,080	25,021
Inventories	120,737	129,103	8,366	117,597
Deferred tax assets	17,924	16,234	(1,690)	18,667
Other current assets	56,930	60,133	3,203	54,502
Less—allowance for doubtful accounts	(2,784)	(2,904)	(120)	(2,542)
Fixed assets	**3,017,856**	**2,956,294**	**(61,562)**	**2,734,187**
Property, plant and equipment	**605,922**	**629,694**	**23,772**	**581,758**
Buildings and structures	171,897	186,782	14,885	168,709
Machinery, equipment and vehicles	269,769	274,659	4,890	257,969
Tools, furniture and fixtures	26,081	29,496	3,415	23,191
Land	99,117	101,771	2,654	96,005
Construction in progress	39,056	36,983	(2,073)	35,882
Intangible assets	**112,816**	**160,756**	**47,940**	**113,151**
Goodwill	101,102	149,256	48,154	101,024
Software	11,714	11,500	(214)	12,126
Investments and other assets	**2,299,117**	**2,165,843**	**(133,274)**	**2,039,277**
Investments in securities	2,226,575	2,081,174	(145,401)	1,969,324
Long-term loans	8,460	8,589	129	8,210
Long-term prepaid expenses	11,603	15,315	3,712	10,969
Deferred tax assets	7,435	7,746	311	7,623
Other investments and other assets	45,274	53,184	7,910	43,377
Less—allowance for doubtful accounts	(232)	(166)	66	(229)
Total assets	**3,585,857**	**3,556,826**	**(29,031)**	**3,242,357**
Notes: 1. Accumulated depreciation of property, plant and equipment	651,653	693,312	41,659	620,382
2. Liabilities for guarantees	5,128	6,445	1,317	5,328
3. Allowance for retirement and severance benefits for directors and corporate auditors (included in allowance for retirement benefits)	4,717	4,875	158	4,254

(Million yen)

	FY2007 (As of March 31, 2007)	FY2008 Semiannual (As of September 30, 2007)	Increase (Decrease)	FY2007 Semiannual (As of September 30, 2006)
Liabilities				
Current liabilities	**558,405**	**582,557**	**24,152**	**466,938**
Trade notes and accounts payable	205,168	198,984	(6,184)	189,836
Short-term bank loans	37,103	52,226	15,123	53,662
Commercial paper	33,760	34,573	813	32,400
Current portion of bonds	60,000	80,000	20,000	-
Other payables	37,808	28,710	(9,098)	26,537
Accrued expenses	77,698	80,002	2,304	75,504
Accrued income taxes	25,854	23,436	(2,418)	17,520
Deposits received from employees	22,020	22,697	677	21,574
Deferred tax liabilities	3,162	3,077	(85)	3,749
Other current liabilities	55,829	58,848	3,019	46,153
Long-term liabilities	**1,216,969**	**1,196,722**	**(20,247)**	**1,150,667**
Bonds	250,761	231,422	(19,339)	284,567
Long-term debt	141,567	188,238	46,671	142,471
Deferred tax liabilities	751,764	701,370	(50,394)	654,420
Allowance for retirement benefits	45,482	46,932	1,450	44,708
Other long-term liabilities	27,393	28,758	1,365	24,498
Total liabilities	**1,775,374**	**1,779,280**	**3,906**	**1,617,605**
Net assets				
Shareholders' equity	**540,696**	**573,503**	**32,807**	**518,340**
Common stock	80,462	80,462	-	80,462
Capital surplus	105,055	104,987	(68)	105,116
Retained earnings	402,431	433,730	31,299	380,167
Treasury stock at cost	(47,253)	(45,677)	1,576	(47,405)
Valuation and translation adjustments	**1,210,704**	**1,144,212**	**(66,492)**	**1,052,035**
Net unrealized gains or losses on other securities	1,157,793	1,082,846	(74,947)	1,006,330
Deferred gains or losses on Hedges	(0)	(9)	(9)	(147)
Foreign currency translation adjustments	52,912	61,375	8,463	45,852
Subscription rights to shares	**202**	**402**	**200**	**50**
Minority interest in consolidated subsidiaries	**58,878**	**59,427**	**549**	**54,325**
Total net assets	**1,810,483**	**1,777,545**	**(32,938)**	**1,624,752**
Total liabilities and net assets	**3,585,857**	**3,556,826**	**(29,031)**	**3,242,357**

Consolidated Statements of Income

(Million yen)

	FY2007 Semiannual (April 1,2006 - September 30,2006)	FY2008 Semiannual (April 1,2007 - September 30,2007)	Increase (Decrease)	FY2007 (April 1,2006 - March 31,2007)
Net sales	**913,085**	**955,760**	**42,675**	**1,878,398**
Cost of sales	770,487	800,912	30,425	1,586,781
Gross profit	**142,597**	**154,848**	**12,251**	**291,616**
Selling, general and administrative expenses	102,546	107,887	5,341	201,662
Operating income	**40,051**	**46,960**	**6,909**	**89,954**
Non-operating income	**28,968**	**31,394**	**2,426**	**50,882**
Interest income	8,539	7,351	(1,188)	13,760
Dividends income	14,353	18,252	3,899	27,547
Other non-operating income	6,074	5,790	(284)	9,575
Non-operating expenses	**15,537**	**15,094**	**(443)**	**32,352**
Interest expenses	9,942	9,772	(170)	17,855
Other non-operating expenses	5,595	5,321	(274)	14,497
Ordinary income	**53,482**	**63,260**	**9,778**	**108,484**
Extraordinary gains	-	**5,863**	**5,863**	**4,305**
Proceeds from sales of investment securities	-	5,863	5,863	4,305
Extraordinary losses	-	-	-	**4,390**
Losses of discontinuing production of designated electronics parts	-	-	-	4,390
Income before income taxes	**53,482**	**69,124**	**15,642**	**108,399**
Income taxes-current	20,661	24,112	3,451	43,750
Income taxes-deferred	(331)	842	1,173	(2,209)
Minority interest in consolidated subsidiaries	2,883	3,859	976	7,390
Net income	**30,268**	**40,309**	**10,041**	**59,468**

Consolidated Statement of Changes in Total net assets

FY2007 Semiannual (April 1, 2006 - September 30, 2006)

(Million yen)

	Shareholders' equity					Valuation and translation adjustments				Subscription rights to shares	Minority interest in consolidated subsidiaries	Total net assets
	Common stock	Capital surplus	Retained earnings	Treasury stock at cost	Total shareholders' equity	Net unrealized gains or losses on other securities	Deferred gains or losses on Hedges	Foreign currency translation adjustments	Total valuation and translation adjustments			
Balance at March 31,2006	80,462	105,665	358,385	(14,363)	530,150	1,047,190	-	33,886	1,081,077	-	49,270	1,660,498
Change during interim accounting period												
Surplus dividend			(6,386)		(6,386)							(6,386)
Bonuses to directors and corporate auditors			(427)		(427)							(427)
Decrease due to increase in affiliates accounted for under the equity method			(1,673)		(1,673)							(1,673)
Net income for the period			30,268		30,268							30,268
Repurchase of treasury stock				(35,473)	(35,473)							(35,473)
Exercise of stock options		(549)		2,432	1,882							1,882
Change to items other than shareholders' equity during interim accounting period						(40,860)	(147)	11,965	(29,042)	50	5,054	(23,836)
Total change during interim accounting period	-	(549)	21,781	(33,041)	(11,809)	(40,860)	(147)	11,965	(29,042)	50	5,054	(35,746)
Balance at September 30,2006	80,462	105,116	380,167	(47,405)	518,340	1,006,330	(147)	45,852	1,052,035	50	54,325	1,624,752

FY2008 Semiannual (April 1, 2007 - September 30, 2007)

(Million yen)

	Shareholders' equity					Valuation and translation adjustments				Subscription rights to shares	Minority interest in consolidated subsidiaries	Total net assets
	Common stock	Capital surplus	Retained earnings	Treasury stock at cost	Total shareholders' equity	Net unrealized gains or losses on other securities	Deferred gains or losses on Hedges	Foreign currency translation adjustments	Total valuation and translation adjustments			
Balance at March 31,2007	80,462	105,055	402,431	(47,253)	540,696	1,157,793	(0)	52,912	1,210,704	202	58,878	1,810,483
Change during interim accounting period												
Surplus dividend			(8,738)		(8,738)							(8,738)
Decrease due to increase in consolidated subsidiaries			(1,316)		(1,316)							(1,316)
Decrease due to decrease in consolidated subsidiaries			(77)		(77)							(77)
Increase due to decrease in affiliates accounted for under the equity method			1,121		1,121							1,121
Net income for the period			40,309		40,309							40,309
Repurchase of treasury stock				(41)	(41)							(41)
Exercise of stock options		(67)		1,617	1,550							1,550
Change to items other than shareholders' equity during interim accounting period						(74,946)	(8)	8,462	(66,492)	199	548	(65,744)
Total change during interim accounting period	-	(67)	31,298	1,575	32,807	(74,946)	(8)	8,462	(66,492)	199	548	(32,937)
Balance at September 30,2007	80,462	104,987	433,730	(45,677)	573,503	1,082,846	(9)	61,375	1,144,212	402	59,427	1,777,545

Consolidated Statement of Changes in Total net assets

FY2007 (April 1, 2006 - March 31, 2007)

(Million yen)

	Shareholders' equity					Valuation and translation adjustments						
	Common stock	Capital surplus	Retained earnings	Treasury stock at cost	Total shareholders' equity	Net unrealized gains or losses on other securities	Deferred gains or losses on Hedges	Foreign currency translation adjustments	Total valuation and translation adjustments	Subscription rights to shares	Minority interest in consolidated subsidiaries	Total net assets
Balance at March 31,2006	80,462	105,665	358,385	(14,363)	530,150	1,047,190	-	33,886	1,081,077	-	49,270	1,660,498
Change during accounting period												
Surplus dividend			(13,250)		(13,250)							(13,250)
Bonuses to directors and corporate auditors			(427)		(427)							(427)
Decrease due to increase in affiliates accounted for under the equity method			(1,673)		(1,673)							(1,673)
Decrease due to decrease in consolidated subsidiaries			(71)		(71)							(71)
Net income for the period			59,468		59,468							59,468
Repurchase of treasury stock				(35,524)	(35,524)							(35,524)
Exercise of stock options		(610)		2,634	2,024							2,024
Change to items other than shareholders' equity during accounting period						110,602	(0)	19,026	129,627	202	9,607	139,438
Total change during accounting period	-	(610)	44,045	(32,889)	10,546	110,602	(0)	19,026	129,627	202	9,607	149,984
Balance at March 31,2007	80,462	105,055	402,431	(47,253)	540,696	1,157,793	(0)	52,912	1,210,704	202	58,878	1,810,483

Consolidated Statements of Cash Flows

(Million yen)

	FY2007 (April 1, 2006 - September 30, 2006)	FY2008 (April 1, 2007 - September 30, 2007)	Increase (Decrease)	FY2007 (April 1, 2006 - March 31, 2007)
Cash flows from operating activities	**84,897**	**86,895**	**1,998**	**177,467**
Income before income taxes and minority interests	53,482	69,124	15,642	108,399
Depreciation and amortization	51,412	57,500	6,088	106,060
Increase (decrease) in allowance for doubtful	(295)	(101)	194	(250)
Interest and dividends income	(22,893)	(25,604)	(2,711)	(41,307)
Interest expenses	9,942	9,772	(170)	17,855
Equity in earnings of affiliates	(461)	(1,252)	(791)	(317)
(Increase) decrease in receivables	(2,764)	10,820	13,584	(25,836)
(Increase) decrease in inventories	(9,633)	(5,772)	3,861	(9,221)
Increase (decrease) in payables	3,398	(10,635)	(14,033)	15,022
Others, net	7,409	(4,936)	(12,345)	17,238
Subtotal	89,595	98,913	9,318	187,642
Interest and dividends received	22,873	25,564	2,691	41,294
Interest paid	(9,869)	(9,533)	336	(17,777)
Income taxes paid	(17,701)	(28,048)	(10,347)	(33,692)
Cash flows from investing activities	**(97,411)**	**(103,309)**	**(5,898)**	**(164,446)**
Payments for purchases of property, plant and equipment	(87,721)	(73,640)	14,081	(155,550)
Proceeds from sales of property, plant and equipment	4,048	8,641	4,593	7,624
Payments for purchases of investment securities	(9,254)	(1,308)	7,946	(17,604)
Proceeds from sales of investment securities	2,713	6,566	3,853	8,419
Payments for acquisition of subsidiaries' stock resulting in change in scope of consolidation	(1,939)	(36,929)	(34,990)	(1,939)
Proceeds from sales of subsidiaries' stock resulting in change in scope of consolidation	-	424	424	-
Payments for loans made	(1,989)	(1,205)	784	(3,172)
Proceeds from collections of loans	643	945	302	4,490
Others, net	(3,912)	(6,804)	(2,892)	(6,714)
Cash flows from financing activities	**(18,435)**	**42,449**	**(60,884)**	**(19,749)**
Increase (decrease) in short-term loans	9,399	9,537	138	(12,434)
Increase (decrease) in commercial paper	-	(876)	(876)	-
Proceeds from long-term loans	38,337	40,703	2,366	40,004
Repayments of long-term loans	(12,631)	(844)	11,787	(14,020)
Proceeds from issuances of bonds	-	-	-	25,107
Repayments of bonds	(15,948)	(629)	15,319	(15,980)
Payments for purchase of treasury stocks	(35,473)	(41)	35,432	(35,524)
Cash dividends paid	(6,386)	(8,738)	(2,352)	(13,250)
Cash dividends paid for minority shareholders	(767)	(1,136)	(369)	(1,039)
Others, net	5,036	4,475	(561)	7,388
Translation adjustments of cash and cash equivalents	**1,042**	**265**	**(777)**	**2,700**
Net increase (decrease) in cash and cash equivalents	**(29,906)**	**26,301**	**56,207**	**(4,027)**
Cash and cash equivalents at beginning of period	**112,596**	**108,569**	**(4,027)**	**112,596**
Cash and cash equivalents at end of period	**82,689**	**134,870**	**52,181**	**108,569**

Note: Breakdown of cash and cash equivalents by accounts on the consolidated balance sheets:

Cash and deposits	57,668	94,735	37,067	78,503
Marketable securities	25,021	40,135	15,114	30,065

Basis of Presenting Consolidated Financial Statements

1. Fiscal years of consolidated subsidiaries

Some consolidated subsidiaries have a closing date other than September 30. The details are given below.

June 30	Aichi Corporation Group (2 companies),Toyota Industry (Kunshan) Co., Ltd., Toyota Material Handling (Shanghai) Co., Ltd., Toyota Industry Automotive Parts (Kunshan) Co., Ltd., TD Automotive Compressor Kunshan, Co., Ltd., Toyota Industries Trading & Logistics (China) Co., Ltd.

2. Changes in Accounting Policies

(Changes in Accounting Methods)

Change in depreciation method for property, plant and equipment

During the first half of fiscal 2008, Toyota Industries changed the depreciation method for property, plant and equipment in accordance with the revised Corporate Tax Law of Japan.

Items other than the above are omitted since there are no significant changes from the latest semiannual financial statements (submitted on December 22, 2006).

(Omission of disclosures)
Information on lease transactions, derivative transactions and stock options is omitted since the need to disclose such information is not deemed significant.

Segment Information

1.Business segment information

(1)FY2007 Semiannual (April 1, 2006 - September 30, 2006) (Million yen)

	Automobile	Materials handling equipment	Logistics	Textile machinery	Others	Total	Eliminations	Consolidated
Net sales								
(1) Outside customer sales	431,024	388,270	39,898	27,495	26,396	913,085	-	913,085
(2) Intersegment transactions	9,972	310	3,435	2	11,333	25,054	(25,054)	-
Total	440,997	388,581	43,333	27,497	37,729	938,139	(25,054)	913,085
Operating expenses	427,234	365,782	42,781	26,939	35,431	898,169	(25,135)	873,033
Operating income	13,762	22,799	552	557	2,297	39,970	81	40,051

(2)FY2008 Semiannual (April 1, 2007 - September 30, 2007) (Million yen)

	Automobile	Materials handling equipment	Logistics	Textile machinery	Others	Total	Eliminations	Consolidated
Net sales								
(1) Outside customer sales	458,962	377,333	57,962	30,788	30,714	955,760	-	955,760
(2) Intersegment transactions	11,843	1,759	3,899	0	11,087	28,590	(28,590)	-
Total	470,806	379,093	61,861	30,788	41,802	984,351	(28,590)	955,760
Operating expenses	451,949	357,155	59,880	29,429	39,156	937,570	(28,770)	908,800
Operating income	18,857	21,937	1,981	1,359	2,646	46,781	179	46,960

Notes 1. Business segments are divided by the type and nature of the product.
2. Main products of each segment:
Automobile ....Passenger vehicles, diesel and gasoline engines, car air-conditioning compressors, foundry, electronics parts
Materials handling equipment ...Counterbalanced lift trucks, warehouse equipment, automated storage and retrieval systems, aerial work platforms
Logistics ....Transportation services, collection and delivery of cash and management of sales proceeds, total information management
Textile machinery ....Air-jet looms, water-jet looms, ring spinning frames
Others ....Semiconductor package substrates

(3)FY2007 (April 1, 2006 - March 31, 2007) (Million yen)

	Automobile	Materials handling equipment	Logistics	Textile machinery	Others	Total	Eliminations	Consolidated
Net sales								
(1) Outside customer sales	904,893	767,237	89,470	58,403	58,392	1,878,398	-	1,878,398
(2) Intersegment transactions	21,134	805	7,275	5	21,855	51,077	(51,077)	-
Total	926,028	768,042	96,746	58,409	80,248	1,929,475	(51,077)	1,878,398
Operating expenses	892,435	720,840	94,965	57,327	73,920	1,839,490	(51,046)	1,788,443
Operating income	33,592	47,201	1,780	1,081	6,328	89,984	(30)	89,954

2.Geographical segment information

(1)FY2007 Semiannual (April 1, 2006 - September 30, 2006)

(Million yen)

	Japan	North America	Europe	Others	Total	Eliminations	Consolidated
Net sales							
(1) Outside customer sales	579,171	154,771	157,743	21,397	913,085	-	913,085
(2) Intersegment transactions	58,800	952	3,436	2,341	65,530	(65,530)	-
Total	637,972	155,724	161,179	23,739	978,615	(65,530)	913,085
Operating expenses	607,832	151,459	157,105	22,306	938,704	(65,670)	873,033
Operating income	30,139	4,265	4,073	1,433	39,911	140	40,051

(2) FY2008 Semiannual (April 1, 2007 - September 30, 2007)

(Million yen)

	Japan	North America	Europe	Others	Total	Eliminations	Consolidated
Net sales							
(1) Outside customer sales	634,339	139,198	151,838	30,384	955,760	-	955,760
(2) Intersegment transactions	66,240	972	3,310	3,804	74,328	(74,328)	-
Total	700,579	140,170	155,148	34,189	1,030,088	(74,328)	955,760
Operating expenses	600,925	136,883	151,975	31,839	981,623	(72,823)	908,800
Operating income	39,654	3,287	3,173	2,350	48,465	(1,504)	46,960

(3) FY2007 (April 1, 2006 - March 31, 2007)

(Million yen)

	Japan	North America	Europe	Others	Total	Eliminations	Consolidated
Net sales							
(1) Outside customer sales	1,232,131	287,316	312,051	46,897	1,878,398	-	1,878,398
(2) Intersegment transactions	121,338	2,712	7,152	5,573	136,776	(136,776)	-
Total	1,353,470	290,029	319,204	52,471	2,015,175	(136,776)	1,878,398
Operating expenses	1,284,500	284,095	307,912	49,364	1,925,872	(137,428)	1,788,443
Operating income	68,970	5,934	11,292	3,106	89,302	651	89,954

3.Overseas sales

(1)FY2007 Semiannual (April 1, 2006 – September 30, 2006)

(Million yen)

	North America	Europe	Others	Total
Overseas sales	155,408	174,548	71,182	401,138
Consolidated sales				913,085
Ratio of overseas sales to consolidated sales	17.0%	19.1%	7.8%	43.9%

(2)FY2008 Semiannual (April 1, 2007 - September 30, 2007)

(Million yen)

	North America	Europe	Others	Total
Overseas sales	139,958	174,112	88,939	403,010
Consolidated sales				955,760
Ratio of overseas sales to consolidated sales	14.7%	18.2%	9.3%	42.2%

(3)FY2007 (April 1, 2006 - March 31, 2007)

(Million yen)

	North America	Europe	Others	Total
Overseas sales	287,957	347,617	156,338	791,913
Consolidated sales				1,878,398
Ratio of overseas sales to consolidated sales	15.3%	18.5%	8.4%	42.2%

Breakdown of Consolidated Net Sales

(Million yen)

	FY2007 Semiannual (April 1, 2006 - September 30, 2006)		FY2008 Semiannual (April 1, 2007 - September 30, 2007)		Increase (Decrease)	% Change	FY2007 (April 1, 2006 – March 31, 2007)	
	Amount	Ratio	Amount	Ratio			Amount	Ratio
Automobile		%		%		%		%
Vehicle	222,326	24.3	228,284	23.9	5,958	2.7	470,286	25.0
Engine	80,144	8.8	85,033	8.9	4,889	6.1	167,407	8.9
Car air-conditioning compressor	113,185	12.4	128,715	13.5	15,530	13.7	235,478	12.6
Foundry, Electronics parts and others	15,368	1.7	16,929	1.7	1,561	10.2	31,722	1.7
Subtotal	431,024	47.2	458,962	48.0	27,938	6.5	904,893	48.2
Materials handling equipment	388,270	42.5	377,333	39.5	(10,937)	(2.8)	767,237	40.8
Logistics	39,898	4.4	57,962	6.1	18,064	45.3	89,470	4.8
Textile machinery	27,495	3.0	30,788	3.2	3,293	12.0	58,403	3.1
Others	26,396	2.9	30,714	3.2	4,318	16.4	58,392	3.1
Total	**913,085**	**100.0**	**955,760**	**100.0**	**42,675**	**4.7**	**1,878,398**	**100.0**

Non-consolidated Balance Sheets

	FY2007 (As of March 31, 2007)	FY2008 Semiannual (As of September 30, 2007)	Increase (Decrease)	FY2007 Semiannual (As of September 30, 2006)
(Assets)				
Current assets	**266,151**	**284,623**	**18,472**	**231,948**
Cash and deposits	43,793	54,553	10,760	15,701
Trade notes receivable	637	568	(69)	792
Trade accounts receivable	110,207	107,763	(2,444)	105,052
Marketable securities	30,065	40,135	10,070	25,021
Finished goods	2,667	3,549	882	2,309
Raw materials	374	379	5	314
Work in process	22,448	24,525	2,077	26,821
Supplies	6,155	6,316	161	6,091
Prepaid expenses	428	205	(223)	430
Deferred tax assets	11,059	9,585	(1,474)	11,560
Other current assets	38,328	37,054	(1,274)	37,866
Less - allowance for doubtful accounts	(14)	(14)	0	(14)
Fixed assets	**2,781,910**	**2,694,321**	**(87,589)**	**2,518,810**
Property, plant and equipment	**330,924**	**329,146**	**(1,778)**	**328,407**
Buildings	84,060	91,385	7,325	83,033
Structures	11,304	11,172	(132)	11,613
Machinery and equipment	136,816	135,257	(1,559)	136,365
Vehicles and delivery equipment	1,459	1,538	79	1,610
Tools, furniture and fixture	11,910	12,486	576	12,418
Land	62,748	63,289	541	59,884
Construction in progress	22,625	14,017	(8,608)	23,482
Intangible assets	**7,689**	**6,567**	**(1,122)**	**8,233**
Software	7,689	6,567	(1,122)	8,233
Investments and other assets	**2,443,296**	**2,358,606**	**(84,690)**	**2,182,168**
Investments in securities	2,166,649	2,043,347	(123,302)	1,908,148
Investments in subsidiaries and affiliates	251,429	287,963	36,534	249,769
Long-term loans	13,871	15,606	1,735	12,132
Long-term prepaid expenses	7,364	7,572	208	7,585
Other investments and other assets	4,054	4,175	121	4,602
Less - allowance for doubtful accounts	(73)	(58)	15	(71)
Total assets	**3,048,062**	**2,978,944**	**(69,118)**	**2,750,759**

Notes	FY2007	FY2008 Semiannual	Increase (Decrease)	FY2007 Semiannual
1. Accumulated depreciation of property, plant and equipment	419,454	438,385	18,931	404,658
2. Liabilities for guarantees	69,093	73,242	4,149	61,008
3. Allowance for retirement and severance benefits for directors and corporate auditors (included in allowance for retirement benefits)	3,760	3,927	167	3,443

(Million yen)

	FY2007 (As of March 31, 2007)	FY2008 Semiannual (As of September 30, 2007)	Increase (Decrease)	FY2007 Semiannual (As of September 30, 2006)
(Liabilities)				
Current liabilities	**298,409**	**313,435**	**15,026**	**225,398**
Trade notes payable	1,382	1,360	(22)	1,196
Trade accounts payable	136,427	130,072	(6,355)	127,801
Current portion of bonds	60,000	80,000	20,000	-
Other payables	12,860	8,894	(3,966)	15,464
Accrued expenses	35,200	33,084	(2,116)	34,644
Accrued income taxes	10,732	12,495	1,763	7,633
Advance received	480	751	271	949
Deposits received	19,499	24,121	4,622	15,954
Deposits received from employees	21,736	22,351	615	21,433
Other current liabilities	88	302	214	320
Long-term liabilities	**1,112,632**	**1,078,330**	**(34,302)**	**1,053,113**
Bonds	224,990	204,990	(20,000)	265,000
Long term loan	115,000	150,000	35,000	115,000
Deferred tax liabilities	749,517	699,628	(49,889)	650,481
Allowance for retirement benefits	21,632	22,193	561	21,232
Other long-term liabilities	1,491	1,517	26	1,399
Total liabilities	**1,411,041**	**1,391,765**	**(19,276)**	**1,278,512**
(Net assets)				
Shareholders' equity	**480,375**	**505,154**	**24,779**	**467,426**
Common stock	80,462	80,462	-	80,462
Capital surplus	105,033	104,966	(67)	105,094
Capital reserve	101,766	101,766	-	101,766
Other capital reserve	3,267	3,199	(68)	3,328
Retained earnings	342,132	365,403	23,271	329,274
Legal reserve	17,004	17,004	-	17,004
General reserves	325,128	348,398	23,270	312,270
Reserve for special depreciation	869	763	(106)	867
Reserve for reduction of acquisition cost of fixed assets	249	245	(4)	252
General reserves	220,000	250,000	30,000	220,000
Unappropriated retained earnings at end of period	104,009	97,389	(6,620)	91,150
Treasury stock at cost	(47,253)	(45,677)	1,576	(47,405)
Valuation and translation adjustments	**1,156,441**	**1,081,621**	**(74,820)**	**1,004,770**
Net unrealized gains or losses on other securities	1,156,445	1,081,633	(74,812)	1,004,919
Deferred gains or losses on Hedges	(3)	(12)	(9)	(149)
Subscription rights to shares	**202**	**402**	**200**	**50**
Total net assets	**1,637,020**	**1,587,178**	**(49,842)**	**1,472,247**
Total liabilities and net assets	**3,048,062**	**2,978,944**	**(69,118)**	**2,750,759**

Non-consolidated Statements of Income

(Million yen)

	FY2007 Semiannual (April 1, 2006 - September 30, 2006)	FY2008 Semiannual (April 1, 2007 - September 30, 2007)	Increase (Decrease)	FY2007 (April 1, 2006 - March 31, 2007)
Net sales	**540,061**	**574,924**	**34,863**	**1,135,668**
Cost of sales	490,716	516,778	26,062	1,030,527
Selling, general and administrative expenses	32,487	33,490	1,003	65,846
Operating income	**16,857**	**24,655**	**7,798**	**39,294**
Non-operating income	**18,928**	**21,924**	**2,996**	**33,747**
Interest income and dividends income	15,814	20,319	4,505	29,397
Other non-operating income	3,113	1,604	(1,509)	4,349
Non-operating expenses	**6,483**	**5,654**	**(829)**	**15,027**
Interest expenses	2,784	3,268	484	5,819
Other non-operating expenses	3,698	2,385	(1,313)	9,208
Ordinary income	**29,301**	**40,925**	**11,624**	**58,013**
Extraordinary gains	-	**5,863**	**5,863**	**4,305**
Proceeds from sales of investment securities	-	5,863	5,863	4,305
Extraordinary losses	-	-	-	**4,390**
Losses of discontinuing production of designated electronics parts	-	-	-	4,390
Income before income taxes	**29,301**	**46,788**	**17,487**	**57,928**
Income taxes—current	8,543	13,525	4,982	18,605
Income taxes—deferred	239	1,254	1,015	(919)
Net income	**20,519**	**32,008**	**11,489**	**40,242**

Non-consolidated Statement of Changes in Total net assets

FY2007 Semiannual (April 1, 2006 - September 30, 2006) (Million yen)

	Shareholders' equity											
		Capital surplus			Retained earnings							
						General reserves						
	Common stock	Capital reserve	Other capital reserve	Total capital surplus	Legal reserve	Reserve for special depreciation	Reserve for reduction of acquisition cost of fixed assets	General reserves	Unappropriated retained earnings at end of period	Total retained earnings	Treasury stock at cost	Total shareholders' equity
Balance at March 31,2006	80,462	101,766	3,877	105,643	17,004	679	263	200,000	97,494	315,442	(14,363)	487,184
Change during interim accounting period												
Provision for reserve						430		20,000	(20,430)			
Reversal of reserve						(242)	(10)		253			
Surplus dividend									(6,386)	(6,386)		(6,386)
Bonuses to directors and corporate auditors									(301)	(301)		(301)
Net income for the period									20,519	20,519		20,519
Repurchase of treasury stock											(35,473)	(35,473)
Exercise of stock options			(549)	(549)							2,432	1,882
Change to items other than shareholders' equity during interim accounting period												
Total change during interim accounting period	-	-	(549)	(549)	-	187	(10)	20,000	(6,344)	13,832	(33,041)	(19,758)
Balance at September 30,2006	80,462	101,766	3,328	105,094	17,004	867	252	220,000	91,150	329,274	(47,405)	467,426

	Valuation and translation adjustments			Subscription rights to shares	Total net assets
	Net unrealized gains or losses on other securities	Deferred gains or losses on Hedges	Total valuation and translation adjustments		
Balance at March 31,2006	1,045,586	-	1,045,586	-	1,532,771
Change during interim accounting period					
Provision for reserve					
Reversal of reserve					
Surplus dividend					(6,386)
Bonuses to directors and corporate auditors					(301)
Net income for the period					20,519
Repurchase of treasury stock					(35,473)
Exercise of stock options					1,882
Change to items other than shareholders' equity during interim accounting period	(40,666)	(149)	(40,816)	50	(40,765)
Total change during interim accounting period	(40,666)	(149)	(40,816)	50	(60,524)
Balance at September 30,2006	1,004,919	(149)	1,004,770	50	1,472,247

Non-consolidated Statement of Changes in Total net assets

FY2008 Semiannual (April 1, 2007 - September 30, 2007) (Million yen)

	Shareholders' equity											
		Capital surplus			Retained earnings							
						General reserves						
	Common stock	Capital reserve	Other capital reserve	Total capital surplus	Legal reserve	Reserve for special depreciation	Reserve for reduction of acquisition cost of fixed assets	General reserves	Unappropriated retained earnings at end of period	Total retained earnings	Treasury stock at cost	Total shareholders' equity
Balance at March 31,2007	80,462	101,766	3,267	105,033	17,004	869	249	220,000	104,009	342,132	(47,253)	480,375
Change during interim accounting period												
Provision for reserve								30,000	(30,000)			
Reversal of reserve						(105)	(3)		108			
Surplus dividend									(8,738)	(8,738)		(8,738)
Net income for the period									32,008	32,008		32,008
Repurchase of treasury stock											(41)	(41)
Exercise of stock options			(67)	(67)							1,617	1,550
Change to items other than shareholders' equity during interim accounting period												
Total change during interim accounting period	-	-	(67)	(67)	-	(105)	(3)	30,000	(6,620)	23,270	1,575	24,779
Balance at September 30,2007	80,462	101,766	3,199	104,966	17,004	763	245	250,000	97,389	365,403	(45,677)	505,154

	Valuation and translation adjustments			Subscription rights to shares	Total net assets
	Net unrealized gains or losses on other securities	Deferred gains or losses on Hedges	Total valuation and translation adjustments		
Balance at March 31,2007	1,156,445	(3)	1,156,441	202	1,637,020
Change during interim accounting period					
Provision for reserve					
Reversal of reserve					
Surplus dividend					(8,738)
Net income for the period					32,008
Repurchase of treasury stock					(41)
Exercise of stock options					1,550
Change to items other than shareholders' equity during interim accounting period	(74,811)	(8)	(74,819)	199	(74,620)
Total change during interim accounting period	(74,811)	(8)	(74,819)	199	(49,841)
Balance at September 30,2007	1,081,633	(12)	1,081,621	402	1,587,178

Non-consolidated Statement of Changes in Total net assets

FY2007 (April 1, 2006 - March 31, 2007) (Million yen)

	Shareholders' equity											
		Capital surplus			Retained earnings							
						General reserves						
	Common stock	Capital reserve	Other capital reserve	Total capital surplus	Legal reserve	Reserve for special depreciation	Reserve for reduction of acquisition cost of fixed assets	General reserves	Unappropriated retained earnings at end of period	Total retained earnings	Treasury stock at cost	Total shareholders' equity
Balance at March 31,2006	80,462	101,766	3,877	105,643	17,004	679	263	200,000	97,494	315,442	(14,363)	487,184
Change during accounting period												
Provision for reserve						533		20,000	(20,533)			
Reversal of reserve						(344)	(14)		358			
Surplus dividend									(13,250)	(13,250)		(13,250)
Bonuses to directors and corporate auditors									(301)	(301)		(301)
Net income for the period									40,242	40,242		40,242
Repurchase of treasury stock											(35,524)	(35,524)
Exercise of stock options			(610)	(610)							2,634	2,024
Change to items other than shareholders' equity during accounting period												
Total change during accounting period	-	-	(610)	(610)	-	189	(14)	20,000	6,515	26,690	(32,889)	(6,809)
Balance at March 31,2007	80,462	101,766	3,267	105,033	17,004	869	249	220,000	104,009	342,132	(47,253)	480,375

	Valuation and translation adjustments				
	Net unrealized gains or losses on other securities	Deferred gains or losses on Hedges	Total valuation and translation adjustments	Subscription rights to shares	Total net assets
Balance at March 31,2006	1,045,586	-	1,045,586	-	1,532,771
Change during accounting period					
Provision for reserve					
Reversal of reserve					
Surplus dividend					(13,250)
Bonuses to directors and corporate auditors					(301)
Net income for the period					40,242
Repurchase of treasury stock					(35,524)
Exercise of stock options					2,024
Change to items other than shareholders' equity during accounting period	110,858	(3)	110,855	202	111,057
Total change during accounting period	110,858	(3)	110,855	202	104,248
Balance at March 31,2007	1,156,445	(3)	1,156,441	202	1,637,020

October 31, 2007

FINANCIAL SUMMARY for FY2008 Semiannual (April 1, 2007 - Sep. 30, 2007)

1. Consolidated financial results

(Billion yen, %)

	FY2007 Semiannual		FY2008 Semiannual		Change		FY2008 Forecast		Change
	April 06 - Sep. 06		April 07 - Sep. 07		Amount	%	April 07 - March 08		%
Net sales	100.0%	913.0	100.0%	955.7	42.7	4.7	100.0%	2,000.0	6.5
Operating income	4.4%	40.0	4.9%	46.9	6.9	17.3	4.8%	95.0	5.6
Ordinary income	5.9%	53.4	6.6%	63.2	9.8	18.3	6.0%	120.0	10.6
Net income	3.3%	30.2	4.2%	40.3	10.1	33.2	3.5%	70.0	17.7
Dividends per share		¥22		¥28	¥6			¥56	
Payout ratio <Consolidated>		22.8%		21.7%				25.0%	
<Non-consolidated>		33.7%		27.3%				34.3%	
Exchange rate ¥/US$		115		119	4			115	
Exchange rate ¥/Euro		146		162	16			159	
Investments in tangible assets		65.5		50.6	(14.9)	(22.8)		120.0	(7.0)
Investments in overseas		15.9		12.1	(3.8)	(23.7)		16.0	(39.2)
Depreciation		35.3		38.7	3.4	9.4		90.0	20.9
		(As of Mar.31,2007)							
Total assets		3,585.8		3,556.8	(29.0)	(0.8)		—	
Total net assets		1,810.4		1,777.5	(32.9)	(1.8)		—	
Equity ratio		48.8%		48.3%				—	
Consolidated subsidiaries		162 companies		165 companies	3 companies			—	
Affiliates applied the equity method		21 companies		17 companies	(4) companies			—	

Note: Starting from FY2006, Toyota Industries Sweden (formerly BT Industries) Group, which constitutes our network of subsidiaries, changed its fiscal year-end from December (Jan. - Dec.) to March (Jan. - next Mar.). As a result, the table above includes the results of the Toyota Industries Sweden Group from January to September 2006. Excluding the effects of changes in fiscal year-end (Jan. - Mar. 2006), net sales, operating income, ordinary income and net income increased 105.3 billion yen (12.4%), 8.8 billion yen (23.1%), 12.5 billion yen (24.5%) and 11.3 billion yen (38.8%), respectively.

2. Breakdown of consolidated net sales

(Billion yen, %)

	FY2007 Semiannual		FY2008 Semiannual		Change	%	FY2008 Forecast		%
Vehicle	24.3%	222.3	23.9%	228.2	5.9	2.7	24.8%	495.0	5.3
Engine	8.8%	80.1	8.9%	85.0	4.9	6.1	8.6%	173.0	3.3
Car air-conditioning compressor	12.4%	113.1	13.5%	128.7	15.6	13.7	12.9%	258.0	9.6
Foundry, electronics and other	1.7%	15.3	1.7%	16.9	1.6	10.2	1.7%	34.0	7.2
Automobile total	47.2%	431.0	48.0%	458.9	27.9	6.5	48.0%	960.0	6.1
Materials handling equipment ※	42.5%	388.2	39.5%	377.3	(10.9)	(2.8)	40.0%	800.0	4.3
Logistics	4.4%	39.8	6.1%	57.9	18.1	45.3	5.8%	116.0	29.7
Textile machinery	3.0%	27.4	3.2%	30.7	3.3	12.0	3.1%	62.0	6.2
Others	2.9%	26.3	3.2%	30.7	4.4	16.4	3.1%	62.0	6.2
Total	100.0%	913.0	100.0%	955.7	42.7	4.7	100.0%	2,000.0	6.5

※ Excluding the effects of changes in subsidiaries' fiscal year-end, net sales of the Materials Handling Equipment Segment increased 51.7 billion yen (15.9%).

3. Unit sales

(Thousand Units)

	FY2007 Semiannual	FY2008 Semiannual	Change	FY2008 Forecast	Change
Vitz (Yaris)	89	83	(6)	183	1
RAV4	78	84	6	138	(30)
Mark X Zio	-	2	2	45	45
Vehicle	167	169	2	366	16
Engine	231	248	17	498	9
Car air-conditioning compressor	9,860	10,960	1,100	22,300	1,850
Materials handling equipment ※	112 <90>	95	(17) <5>	206	(9) <13>
Air-jet looms	5.1	4.9	(0.2)	9.6	(1.0)

※: Figures in < > show unit sales excluding the effects of changes in subsidiaries' fiscal year-end

4. Changes in ordinary income

(Billion yen)

	Cost reduction	9.5
	Sales volume increase	7.5
	Exchange gain	2.7
	Non-operating income increase	3.7
Increase total		23.4
	Depreciation	3.4
	Labor cost	2.7
	Raw material cost	1.3
	Expenses and others	3.5
	Impact of change in subsidiaries' fiscal year	2.7
Decrease total		13.6
Total increase in ordinary income		9.8

Note: Toyota Industries posted extraordinary income (proceeds from sales of investment securities) of 5.8 billion yen during the first half of fiscal 2008.

English translation from the original Japanese-language document

Non-consolidated Financial Highlights

1. Non-consolidated financial results

(Billion yen, %)

	FY2007 Semiannual April 06 - Sep. 06		FY2008 Semiannual April 07 - Sep. 07		Change		FY2008 Forecast April 07 - March 08		Change
					Amount	%			%
Net sales	100.0%	540.0	100.0%	574.9	34.9	6.5	100.0%	1,200.0	5.7
Operating income	3.1%	16.8	4.3%	24.6	7.8	46.3	3.8%	46.0	17.1
Ordinary income	5.4%	29.3	7.1%	40.9	11.6	39.7	5.8%	70.0	20.7
Net income	3.8%	20.5	5.6%	32.0	11.5	56.0	4.3%	51.0	26.7
Investments in tangible assets		37.4		21.6	(15.8)	(42.1)		65.0	(7.6)
Depreciation		21.2		22.6	1.4	7.0		52.0	14.3

2. Non-consolidated balance sheets

(Billion yen)

Assets	FY2007 As of Mar. 31, 07	FY2008 As of Sep. 30, 07	Change	Liabilities and Net assets	FY2007 As of Mar. 31, 07	FY2008 As of Sep. 30, 07	Change
Current assets	266.1	284.6	18.5	Current liabilities	298.4	313.4	15.0
Cash and deposits	43.7	54.5	10.8	Accounts payable	137.8	131.4	(6.4)
Accounts receivable	110.8	108.3	(2.5)	Others	160.5	182.0	21.5
Marketable securities	30.0	40.1	10.1				
Inventories	31.6	34.7	3.1	Long-term liabilities	1,112.6	1,078.3	(34.3)
Others	49.8	46.8	(3.0)	Bonds	224.9	204.9	(20.0)
				Deferred tax liabilities	887.6	873.3	(14.3)
Fixed assets	2,781.9	2,694.3	(87.6)	Total liabilities	1,411.0	1,391.7	(19.3)
Tangible assets	330.9	329.1	(1.8)	Shareholders' equity	480.3	505.1	24.8
Intangible assets	7.6	6.5	(1.1)	Common stock	80.4	80.4	-
Investments and others	2,443.2	2,358.6	(84.6)	Capital surplus	105.0	104.9	(0.1)
				Retained earnings	342.1	365.4	23.3
				Treasury stock at cost	(47.2)	(45.6)	1.6
				Valuation and translation adjustments	1,156.4	1,081.6	(74.8)
				Subscription rights to shares	0.2	0.4	0.2
				Total net assets	1,637.0	1,587.1	(49.9)
Total	3,048.0	2,978.9	(69.1)	Total	3,048.0	2,978.9	(69.1)

Five-Year Summary

Semiannual

(Billion yen)

	FY2004	FY2005	FY2006	FY2007	FY2008
<Consolidated>					
Net sales	569.5	607.0	699.0	913.0	955.7
Operating income	27.0	30.0	32.0	40.0	46.9
Ordinary income	30.1	38.8	41.5	53.4	63.2
Net income	17.0	23.9	25.0	30.2	40.3
<Non-consolidated>					
Net sales	365.9	386.3	434.9	540.0	574.9
Operating income	17.7	18.9	17.1	16.8	24.6
Ordinary income	19.8	23.8	25.1	29.3	40.9
Net income	12.3	15.9	17.5	20.5	32.0
<Cash dividends>					
Dividends per share	¥ 12	¥ 13	¥ 18	¥ 22	¥ 28
Payout ratio					
Consolidated	20.6%	17.3%	23.0%	22.8%	21.7%
Non-consolidated	28.5%	25.9%	32.6%	33.7%	27.3%

Four-Year Summary and Forecast

Annual

(Billion yen)

	FY2004	FY2005	FY2006	FY2007	FY2008
<Consolidated>					
Net sales	1,164.3	1,241.5	1,505.9	1,878.3	2,000.0
Operating income	52.6	53.1	64.0	89.9	95.0
Ordinary income	58.9	70.9	80.6	108.4	120.0
Net income	33.6	43.3	47.0	59.4	70.0
<Non-consolidated>					
Net sales	749.6	784.3	950.7	1,135.6	1,200.0
Operating income	31.3	30.0	32.8	39.2	46.0
Ordinary income	34.7	39.7	43.0	58.0	70.0
Net income	21.1	26.3	30.4	40.2	51.0
<Cash dividends>					
Dividends per share	¥ 24	¥ 32	¥ 38	¥ 50	¥ 56
Payout ratio					
Consolidated	22.2%	23.7%	26.0%	26.3%	25.0%
Non-consolidated	35.5%	39.1%	40.3%	38.9%	34.3%

English translation from the original Japanese-language document

Exhibit 3

FINANCIAL SUMMARY

FY2008 Third Quarter

(April 1, 2007 through December 31, 2007)

TOYOTA INDUSTRIES CORPORATION

English translation from the original Japanese-language document

Cautionary Statement with Respect to Forward-Looking Statements

This report contains projections and other forward-looking statements that involve risks and uncertainties. Our use of the words "expect," "anticipate," "estimate," "forecast," "plan" and similar expressions is intended to identify such forward-looking statements. Projections and forward-looking statements are based on the current expectations and estimates of Toyota Industries Corporation and its Group companies regarding their plans, outlook, strategies and results for the future. All such projections and forward-looking statements are based on management's assumptions and beliefs derived from the information available to it at the time of producing this report and are not guarantees of future performance. Toyota Industries and its Group companies undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Therefore, it is advised that you should not rely solely upon these projections and forward-looking statements in making your investment decisions. You should also be aware that certain risks and uncertainties could cause the actual results of Toyota Industries Corporation and its Group companies to differ materially from any projections or forward-looking statements discussed in this report. These risks and uncertainties include, but are not limited to, the following : 1)reliance on a small number of customers, 2) product development capabilities, 3) intellectual property rights, 4) product defects, 5) price competition, 6) reliance on suppliers of raw materials and components, 7) environmental regulations, 8) success or failure of strategic alliances with other companies, 9) exchange rate fluctuations, 10) share price fluctuations, 11) effects of disasters, power blackouts and other incidents, 12) latent risks associated with international activities and 13) retirement benefit liabilities.

January 31, 2008

FY2008 Third Quarter Consolidated Financial Results (April 1, 2007 - December 31, 2007)

TOYOTA INDUSTRIES CORPORATION
Stock exchange listings: Tokyo, Nagoya and Osaka (Code number: 6201) (URL: http://www.toyota-industries.com/)
Representative person: Tetsuro Toyoda, President
Contact person: Toshifumi Ogawa, General Manager of Accounting Department (Tel. +81-(0)566-22-2511)

1. Financial highlights for FY2008 Third Quarter (April 1, 2007 - December 31, 2007) (Amounts less than one million yen are omitted)

(1) Consolidated financial results (% : change from the same period of previous year)

	Net sales		Operating income		Ordinary income		Net income	
	Million yen	%	Million yen	%	Million yen	%	Million yen	%
FY2008 Third Quarter	**1,477,361**	**(6.1)**	**73,362**	**(11.2)**	**107,327**	**(19.6)**	**69,062**	**(34.0)**
FY2007 Third Quarter	1,392,035	(29.9)	65,965	(40.9)	89,721	(37.8)	51,549	(28.1)
FY2007	1,878,398		89,954		108,484		59,468	

	Net income per share—basic	Net income per share—diluted
	Yen	Yen
FY2008 Third Quarter	**220.98**	**220.87**
FY2007 Third Quarter	164.40	164.23
FY2007	189.88	189.66

(2) Consolidated financial position

	Total assets	Total net assets	Equity ratio	Equity per share
	Million yen	Million yen	%	Yen
FY2008 Third Quarter	**3,414,892**	**1,710,270**	**48.4**	**5,271.90**
FY2007 Third Quarter	3,666,724	1,872,270	49.5	5,816.81
FY2007	3,585,857	1,810,483	48.8	5,612.11

2. Forecasts of consolidated financial results for FY2008 (April 1, 2007 - March 31, 2008)

(% : change from the same period of previous year)

	Net sales		Operating income		Ordinary income		Net income		Net income per share—basic
	Million yen	%	Million yen	%	Million yen	%	Million yen	%	Yen
FY2008	2,000,000	(6.5)	95,000	(5.6)	120,000	(10.6)	70,000	(17.7)	223.22

3.Others

(1) Significant changes in subsidiaries during the period : None
(changes in specific subsidiaries involving changes in the scope of consolidation)

(2) Use of simplified accounting procedures: : None

(3) Changes in accounting principles in the most recent fiscal year : Yes
Starting from the fiscal year under review, the method of depreciation for property, plant and equipment has been changed following an amendment to the Corporate Tax Law.

* Figures for fiscal 2008 have not been revised from those previously announced on October 31, 2007.
* All projections are based on the information available to management at the time of producing this report and are not guarantees of future performance. Certain risks and uncertainties could cause the actual results of Toyota Industries to differ materially from any projections discussed in this report.

Business Results

During the third quarter of fiscal 2008 (the nine months from April 1 to December 31, 2007), total consolidated net sales of Toyota Industries amounted to 1,477.3 billion yen, an increase of 85.3 billion yen, or 6%, over the same period of the previous fiscal year. The following is a review of operations for the major business segments.

Net sales of the Automobile Segment totaled 715.0 billion yen, an increase of 52.0 billion yen, or 8%, over the same period. Within this segment, net sales of the Vehicle Business amounted to 365.6 billion yen, an increase of 19.0 billion yen, or 5%, due to a Mark X ZiO production commenced in September 2007, offsetting a decrease in sales of the Vitz (Yaris overseas) and RAV4. Net sales of the Engine Business totaled 131.3 billion yen, an increase of 8.4 billion yen, or 7%, attributable largely to an increase in sales of the KD diesel engine for Toyota Motor Corporation's IMV Series. Net sales of the Car Air-Conditioning Compressor Business totaled 191.3 billion yen, an increase of 21.3 billion yen, or 13%, as a result of solid sales overseas, notably in Europe.

Net sales of the Materials Handling Equipment Segment totaled 577.3 billion yen, a decrease of 3.4 billion yen, or 1%. However, the third quarter of the previous fiscal year included twelve-month results of certain subsidiaries following a change in their fiscal year-end. Excluding its effects, net sales increased 60.3 billion yen, or 12%. With regards to lift trucks, both the TOYOTA and BT brands posted increases in total unit sales backed by the European and other markets, despite a decrease in sales in the United States.

Net sales of the Logistics Segment totaled 87.8 billion yen, an increase of 24.0 billion yen, or 38%, as a result of Wanbishi Archives Co., Ltd., which provides services of total information management, becoming a wholly owned subsidiary of Toyota Industries in May 2007.

Net sales of the Textile Machinery Segment totaled 48.7 billion yen, an increase of 6.2 billion yen, or 15%, owing mainly to continued strong sales of weaving machinery to China.

In terms of profit, Toyota Industries' ordinary income amounted to 107.3 billion yen, an increase of 17.6 billion yen, or 20%. Although the expenses for depreciation and personnel and price of raw materials increased, ordinary income rose as a result of an increase in sales in Japan and overseas, enhanced cost-reduction efforts Group-wide and an increase in dividends income. Net income amounted to 69.0 billion yen, an increase of 17.5 billion yen, or 34%, arising from the posting of proceeds from sales of investment securities as extraordinary gains.

Total assets decreased 171.0 billion yen, to 3,414.8 billion yen as a result of a decrease in market value of investment securities. Net assets amounted to 1,710.2 billion yen, a decrease of 100.2 billion yen.

For fiscal 2008, ending March 31, 2008, Toyota Industries forecasts consolidated net sales of 2,000.0 billion yen, operating income of 95.0 billion yen, ordinary income of 120.0 billion yen and net income of 70.0 billion yen.

Breakdown of Consolidated Net Sales

(Million yen)

	FY2007 Third Quarter		FY2008 Third Quarter		Increase (Decrease)	% change	FY2007	
	Amount	Component ratio	Amount	Component ratio			Amount	Component ratio
Automobile		%		%		%		%
Vehicle	346,628	24.9	365,690	24.8	19,062	5.5	470,286	25.0
Engine	122,999	8.8	131,386	8.9	8,387	6.8	167,407	8.9
Car air-conditioning compressor	170,032	12.2	191,357	12.9	21,325	12.5	235,478	12.6
Foundry, Electronics parts and others	23,432	1.7	26,566	1.8	3,134	13.4	31,722	1.7
Subtotal	663,093	47.6	715,001	48.4	51,908	7.8	904,893	48.2
Materials handling equipment	580,753	41.7	577,311	39.1	(3,442)	(0.6)	767,237	40.8
Logistics	63,821	4.6	87,886	5.9	24,065	37.7	89,470	4.8
Textile machinery	42,505	3.1	48,788	3.3	6,283	14.8	58,403	3.1
Others	41,861	3.0	48,372	3.3	6,511	15.6	58,392	3.1
Total	**1,392,035**	**100.0**	**1,477,361**	**100.0**	**85,326**	**6.1**	**1,878,398**	**100.0**

Consolidated Balance Sheets

	FY2007 (As of March 31, 2007)	FY2008 Third Quarter (As of December 31, 2007)	Increase (Decrease)	FY2007 Third Quarter (As of December 31, 2006)
Assets				
Current assets	**568,001**	**625,448**	**57,447**	**552,915**
Cash and deposits	110,516	114,434	3,918	111,330
Trade notes and accounts receivable	234,611	238,550	3,939	207,148
Marketable securities	30,065	64,187	34,122	45,041
Inventories	120,737	131,395	10,658	115,010
Deferred tax assets	17,924	12,397	(5,527)	15,392
Other current assets	56,930	67,388	10,458	61,350
Less—allowance for doubtful accounts	(2,784)	(2,905)	(121)	(2,359)
Fixed assets	**3,017,856**	**2,789,443**	**(228,413)**	**3,113,808**
Property, plant and equipment	**605,922**	**631,650**	**25,728**	**590,819**
Buildings and structures	171,897	188,048	16,151	170,773
Machinery, equipment and vehicles	269,769	272,219	2,450	262,154
Tools, furniture and fixtures	26,081	29,307	3,226	23,568
Land	99,117	102,671	3,554	95,298
Construction in progress	39,056	39,402	346	39,023
Intangible assets	**112,816**	**157,287**	**44,471**	**115,243**
Goodwill	101,102	144,870	43,768	103,522
Software	11,714	12,416	702	11,720
Investments and other assets	**2,299,117**	**2,000,505**	**(298,612)**	**2,407,745**
Investments in securities	2,226,575	1,916,784	(309,791)	2,336,395
Long-term loans	8,460	8,250	(210)	8,492
Long-term prepaid expenses	11,603	13,091	1,488	11,243
Deferred tax assets	7,435	7,696	261	7,483
Other investments and other assets	45,274	54,857	9,583	44,363
Less—allowance for doubtful accounts	(232)	(174)	58	(232)
Total assets	**3,585,857**	**3,414,892**	**(170,965)**	**3,666,724**

(Million yen)

	FY2007 (As of March 31, 2007)	FY2008 Third Quarter (As of December 31, 2007)	Increase (Decrease)	FY2007 Third Quarter (As of December 31, 2006)
Liabilities				
Current liabilities	**558,405**	**566,075**	**7,670**	**502,193**
Trade notes and accounts payable	205,168	203,094	(2,074)	188,906
Short-term bank loans	37,103	62,914	25,811	47,166
Commercial paper	33,760	35,200	1,440	34,620
Current portion of bonds	60,000	50,000	(10,000)	30,000
Other payables	37,808	24,881	(12,927)	30,493
Accrued expenses	77,698	77,313	(385)	71,615
Accrued income taxes	25,854	16,615	(9,239)	16,719
Deposits received from employees	22,020	25,106	3,086	23,832
Deferred tax liabilities	3,162	2,238	(924)	3,469
Other current liabilities	55,829	68,710	12,881	55,370
Long-term liabilities	**1,216,969**	**1,138,546**	**(78,423)**	**1,292,260**
Bonds	250,761	231,495	(19,266)	281,070
Long-term debt	141,567	188,082	46,515	140,273
Deferred tax liabilities	751,764	641,257	(110,507)	799,203
Allowance for retirement benefits	45,482	47,396	1,914	44,828
Other long-term liabilities	27,393	30,313	2,920	26,884
Total liabilities	**1,775,374**	**1,704,621**	**(70,753)**	**1,794,454**
Net assets				
Shareholders' equity	**540,696**	**600,022**	**59,326**	**532,717**
Common stock	80,462	80,462	-	80,462
Capital surplus	105,055	106,194	1,139	105,089
Retained earnings	402,431	455,439	53,008	394,516
Treasury stock at cost	(47,253)	(42,074)	5,179	(47,350)
Valuation and translation adjustments	**1,210,704**	**1,053,190**	**(157,514)**	**1,282,385**
Net unrealized gains or losses on other securities	1,157,793	993,235	(164,558)	1,227,068
Deferred gains or losses on hedges	(0)	(96)	(96)	(90)
Foreign currency translation adjustments	52,912	60,052	7,140	55,406
Subscription rights to shares	**202**	**549**	**347**	**126**
Minority interest in consolidated subsidiaries	**58,878**	**56,508**	**(2,370)**	**57,040**
Total net assets	**1,810,483**	**1,710,270**	**(100,213)**	**1,872,270**
Total liabilities and net assets	**3,585,857**	**3,414,892**	**(170,965)**	**3,666,724**

Consolidated Statements of Income

(Million yen)

	FY2007 Third Quarter (April 1,2006 - December 31, 2006)	FY2008 Third Quarter (April 1,2007 - December 31, 2007)	Increase (Decrease)	FY2007 (April 1,2006 - March 31, 2007)
Net sales	**1,392,035**	**1,477,361**	**85,326**	**1,878,398**
Cost of sales	1,177,177	1,239,849	62,672	1,586,781
Gross profit	**214,857**	**237,511**	**22,654**	**291,616**
Selling, general and administrative expenses	148,892	164,148	15,256	201,662
Operating income	**65,965**	**73,362**	**7,397**	**89,954**
Non-operating income	**47,438**	**57,633**	**10,195**	**50,882**
Interest income	12,037	10,921	(1,116)	13,760
Dividends income	27,443	34,763	7,320	27,547
Other non-operating income	7,957	11,948	3,991	9,575
Non-operating expenses	**23,682**	**23,669**	**(13)**	**32,352**
Interest expenses	14,619	14,769	150	17,855
Other non-operating expenses	9,063	8,899	(164)	14,497
Ordinary income	**89,721**	**107,327**	**17,606**	**108,484**
Extraordinary gains	-	**5,864**	**5,864**	**4,305**
Proceeds from sales of investment securities	-	5,864	5,864	4,305
Extraordinary losses	-	-	-	**4,390**
Losses of discontinuing production of designated electronics parts	-	-	-	4,390
Income before income taxes	**89,721**	**113,191**	**23,470**	**108,399**
Income taxes	33,112	37,960	4,848	41,540
Minority interest in consolidated subsidiaries	5,058	6,168	1,110	7,390
Net income	**51,549**	**69,062**	**17,513**	**59,468**

Segment Information

1.Business segment information

(1)FY2007 Third Quarter (April 1, 2006 - December 31, 2006)

(Million yen)

	Automobile	Materials handling equipment	Logistics	Textile machinery	Others	Total	Eliminations	Consolidated
Net sales								
(1) Outside customer sales	663,093	580,753	63,821	42,505	41,861	1,392,035	-	1,392,035
(2) Intersegment transactions	15,499	396	5,376	4	16,415	37,692	(37,692)	-
Total	678,592	581,150	69,198	42,509	58,277	1,429,727	(37,692)	1,392,035
Operating expenses	655,941	543,760	68,092	41,539	54,491	1,363,825	(37,756)	1,326,069
Operating income	22,651	37,389	1,105	970	3,785	65,902	63	65,965

(2)FY2008 Third Quarter (April 1, 2007 - December 31, 2007)

(Million yen)

	Automobile	Materials handling equipment	Logistics	Textile machinery	Others	Total	Eliminations	Consolidated
Net sales								
(1) Outside customer sales	715,001	577,311	87,886	48,788	48,372	1,477,361	-	1,477,361
(2) Intersegment transactions	19,048	1,885	5,951	0	16,376	43,262	(43,262)	-
Total	734,050	579,196	93,837	48,789	64,749	1,520,623	(43,262)	1,477,361
Operating expenses	703,721	547,607	91,057	45,656	59,501	1,447,545	(43,547)	1,403,998
Operating income	30,328	31,589	2,779	3,132	5,247	73,077	284	73,362

Notes 1. Business segments are divided by the type and nature of the product.

2. Main products of each segment:

Automobile ....Passenger vehicles, diesel and gasoline engines, car air-conditioning compressors, foundry, electronics parts

Materials handling equipment ...Counterbalanced lift trucks, warehouse equipment, automated storage and retrieval systems, aerial work platforms

Logistics ....Transportation services, collection and delivery of cash and management of sales proceeds, total information management

Textile machinery ....Air-jet looms, water-jet looms, ring spinning frames

Others ....Semiconductor package substrates

(3)FY2007 (April 1, 2006 - March 31, 2007)

(Million yen)

	Automobile	Materials handling equipment	Logistics	Textile machinery	Others	Total	Eliminations	Consolidated
Net sales								
(1) Outside customer sales	904,893	767,237	89,470	58,403	58,392	1,878,398	-	1,878,398
(2) Intersegment transactions	21,134	805	7,275	5	21,855	51,077	(51,077)	-
Total	926,028	768,042	96,746	58,409	80,248	1,929,475	(51,077)	1,878,398
Operating expenses	892,435	720,840	94,965	57,327	73,920	1,839,490	(51,046)	1,788,443
Operating income	33,592	47,201	1,780	1,081	6,328	89,984	(30)	89,954

2.Geographical segment information

(1)FY2007 Third Quarter (April 1, 2006 - December 31, 2006)

(Million yen)

	Japan	North America	Europe	Others	Total	Eliminations	Consolidated
Net sales							
(1) Outside customer sales	902,521	222,775	233,403	33,335	1,392,035	-	1,392,035
(2) Intersegment transactions	87,954	1,531	4,976	3,849	98,312	(98,312)	-
Total	990,476	224,307	238,380	37,184	1,490,347	(98,312)	1,392,035
Operating expenses	940,455	218,583	229,817	34,856	1,423,712	(97,643)	1,326,069
Operating income	50,020	5,723	8,562	2,327	66,635	(669)	65,965

(2) FY2008 Third Quarter (April 1, 2007 - December 31, 2007)

(Million yen)

	Japan	North America	Europe	Others	Total	Eliminations	Consolidated
Net sales							
(1) Outside customer sales	986,775	204,174	239,444	46,965	1,477,361	-	1,477,361
(2) Intersegment transactions	99,645	1,547	5,502	5,631	112,326	(112,326)	-
Total	1,086,421	205,721	244,947	52,597	1,589,688	(112,326)	1,477,361
Operating expenses	1,024,925	201,588	239,821	48,778	1,515,112	(111,114)	1,403,998
Operating income	61,496	4,133	5,126	3,819	74,575	(1,212)	73,362

(3) FY2007 (April 1, 2006 - March 31, 2007)

(Million yen)

	Japan	North America	Europe	Others	Total	Eliminations	Consolidated
Net sales							
(1) Outside customer sales	1,232,131	287,316	312,051	46,897	1,878,398	-	1,878,398
(2) Intersegment transactions	121,338	2,712	7,152	5,573	136,776	(136,776)	-
Total	1,353,470	290,029	319,204	52,471	2,015,175	(136,776)	1,878,398
Operating expenses	1,284,500	284,095	307,912	49,364	1,925,872	(137,428)	1,788,443
Operating income	68,970	5,934	11,292	3,106	89,302	651	89,954

3.Overseas sales

(1)FY2007 Third Quarter (April 1, 2006 - December 31, 2006)

(Million yen)

	North America	Europe	Others	Total
Overseas sales	223,474	259,320	111,377	594,172
Consolidated sales				1,392,035
Ratio of overseas sales to consolidated sales	16.1%	18.6%	8.0%	42.7%

(2) FY2008 Third Quarter (April 1, 2007 - December 31, 2007)

(Million yen)

	North America	Europe	Others	Total
Overseas sales	204,385	273,567	139,413	617,366
Consolidated sales				1,477,361
Ratio of overseas sales to consolidated sales	13.8%	18.5%	9.5%	41.8%

(3) FY2007 (April 1, 2006 - March 31, 2007)

(Million yen)

	North America	Europe	Others	Total
Overseas sales	287,957	347,617	156,338	791,913
Consolidated sales				1,878,398
Ratio of overseas sales to consolidated sales	15.3%	18.5%	8.4%	42.2%

January 31, 2008

FINANCIAL SUMMARY for FY2008 Third Quarter (April 1, 2007 - December 31, 2007)

1. Consolidated financial results

(Billion yen, %)

		FY2007 3rd Quarter April 06 - December 06		FY2008 3rd Quarter April 07 - December 07		Change Amount	Change %	FY2008 Forecast April 07 - March 08		Change %
Net sales		100.0%	1,392.0	100.0%	1,477.3	85.3	6.1	100.0%	2,000.0	6.5
Operating income		4.7%	65.9	5.0%	73.3	7.4	11.2	4.8%	95.0	5.6
Ordinary income		6.4%	89.7	7.3%	107.3	17.6	19.6	6.0%	120.0	10.6
Net income		3.7%	51.5	4.7%	69.0	17.5	34.0	3.5%	70.0	17.7
Exchange rate	¥/US$		116		117	1			115	
	¥/Euro		148		163	15			159	
Investments in tangible assets			89.5		74.9	(14.6)	(16.3)		120.0	(7.0)
Investments in overseas			21.3		18.1	(3.2)	(14.7)		20.0	(24.0)
Depreciation			54.4		60.7	6.3	11.6		90.0	20.9
Total assets		(As of Mar.31,2007)	3,585.8		3,414.8	(171.0)	(4.8)		—	
Total net assets			1,810.4		1,710.2	(100.2)	(5.5)		—	
Equity ratio			48.8%		48.4%				—	
Consolidated subsidiaries			162 companies		161 companies	(1) company			—	
Affiliates applied the equity method			21 companies		15 companies	(6) companies			—	

Note: Starting from FY2006, Toyota Industries Sweden (formerly BT Industries) Group, which constitutes our network of subsidiaries, changed its fiscal year-end from December (Jan. - Dec.) to March (Jan. - next Mar.). As a result, the table above includes the results of the Toyota Industries Sweden Group from January to December 2006. Excluding the effects of changes in fiscal year-end (Jan. - Mar. 2006), net sales, operating income, ordinary income and net income increased 149.0 billion yen (11.2%), 9.3 billion yen (14.6%), 20.3 billion yen (23.4%) and 18.7 billion yen (37.3%), respectively.

2. Breakdown of consolidated net sales

(Billion yen, %)

	FY2007 3rd Quarter		FY2008 3rd Quarter		Change	%	FY2008 Forecast		%
Vehicle	24.9%	346.6	24.8%	365.6	19.0	5.5	24.7%	493.0	4.8
Engine	8.8%	122.9	8.9%	131.3	8.4	6.8	8.9%	178.0	6.3
Car air-conditioning compressor	12.2%	170.0	12.9%	191.3	21.3	12.5	12.8%	257.0	9.1
Foundry, electronics and other	1.7%	23.4	1.8%	26.5	3.1	13.4	1.7%	34.0	7.2
Automobile total	47.6%	663.0	48.4%	715.0	52.0	7.8	48.1%	962.0	6.3
Materials handling equipment ※	41.7%	580.7	39.1%	577.3	(3.4)	(0.6)	39.8%	795.0	3.6
Logistics	4.6%	63.8	5.9%	87.8	24.0	37.7	5.8%	116.0	29.7
Textile machinery	3.1%	42.5	3.3%	48.7	6.2	14.8	3.2%	65.0	11.3
Others	3.0%	41.8	3.3%	48.3	6.5	15.6	3.1%	62.0	6.2
Total	100.0%	1,392.0	100.0%	1,477.3	85.3	6.1	100.0%	2,000.0	6.5

※ Excluding the effects of changes in subsidiaries' fiscal year-end, net sales of the Materials Handling Equipment Segment increased 60.3 billion yen (11.7%).

3. Unit sales

(Thousand Units)

	FY2007 3rd Quarter	FY2008 3rd Quarter	Change	FY2008	Change
Vitz (Yaris)	138	134	(4)	186	4
RAV4	122	115	(7)	157	(11)
Mark X ZiO	-	19	19	25	25
Vehicle	260	268	8	368	18
Engine	359	379	20	512	23
Car air-conditioning compressor	14,880	16,450	1,570	22,040	1,580
Materials handling equipment ※	164 <142>	150	(14) <8>	205	(10) <12>
Air-jet looms	7.7	7.5	(0.2)	10.1	(0.5)

※ Figures in < > show unit sales excluding the effects of changes in subsidiaries' fiscal year-end

4. Changes in ordinary income

(Billion yen)

Cost reduction	13.5
Sales volume increase	12.0
Exchange gain	2.5
Non-operating income increase	11.0
Increase total	39.0
Depreciation	6.3
Labor cost	4.5
Raw material cost	2.0
Expenses and others	5.9
Impact of change in subsidiaries' fiscal year	2.7
Decrease total	21.4
Total increase in ordinary income	17.6

Note: Toyota Industries posted extraordinary income (proceeds from sales of investment securities) of 5.8 billion yen during the third quarter of fiscal 2008.

English translation from the original Japanese-language document

Exhibit 4

(Brief Description)

December 21, 2007

Semiannual Securities Report

(Report pursuant to Article 24.5, Paragraph 1
of the Financial Products Trading Law)

For the six months ended
September 30, 2007

This Semiannual Securities Report for the six months ended September 30, 2007 (hereinafter, the "Semiannual Securities Report") was, in accordance with Japanese laws and regulations, filed on December 21, 2007 with the Director of the Kanto Local Finance Bureau of the Ministry of Finance of Japan. In addition, it is made available for public inspection at the office of the Kanto Local Finance Bureau, on the EDINET Web site of the Ministry of Finance of Japan, and the Tokyo Stock Exchange, Nagoya Stock Exchange and Osaka Securities Exchange, respectively, on which the shares of common stock of TOYOTA INDUSTRIES CORPORATION (hereinafter, the "Company") are listed.

Under Japanese laws and regulations, a Semiannual Securities Report is required to include certain information concerning the Company on both a consolidated and non-consolidated basis, including its financial position and results of operation, together with the consolidated and non-consolidated semiannual financial statements of the Company for the six months ended September 30, 2007.

The information in the Semiannual Securities Report, which is material to an investment decision, is substantially contained in the Semiannual Report of the Company (see Exhibit 1, as listed in the letter of the Company to the Securities and Exchange Commission of the United States dated June 12, 2008), and/or the Consolidated and Non-Consolidated Semiannual Financial Results of the Company (see Exhibit 2 of the letter referred to above).

Exhibit 5

(Brief Description)

October 17, 2007

Notice regarding "List of Issuance of Straight Bonds"

(Report pursuant to Article 23.3 of the Financial Products Trading Law and Article 14.3 of the Ministerial Regulation regarding Company Disclosure under the Financial Products Trading Law)

As of the above date, TOYOTA INDUSTRIES CORPORATION (the "Company") has listed issuance of straight bonds.

The Company will report notice regarding "Issuance of Straight Bonds" which have details of issuance of straight bonds to Kanto Local Finance Bureau pursuant to the Financial Products Trading Law when the Company issues straight bonds.

1. Category of Securities — Straight Bonds
2. Accumulated Amount of Issuance — 100 billion yen
3. Allowance period of Issuance — From October 25,2007 to October 24,2009

Exhibit 6

(Brief Description)

November 2007

Semiannual Business Report

For the six months ended
September 30, 2007

This Semiannual Business Report for the six months ended September 30, 2007 (hereinafter, the "Semiannual Business Report") was sent to the shareholders of TOYOTA INDUSTRIES CORPORATION (hereinafter, the "Company") in November 2007.

It is not a requirement under any rules or regulations in Japan to prepare or make public a Semiannual Business Report; the Company voluntarily prepares the Semiannual Business Report and distributes it to its creditors, shareholders, customers or analysts from time to time.

The information in the Semiannual Business Report, which is material to an investment decision, is substantially contained in the Semiannual Report of the Company (see Exhibit 1, as listed in the letter of the Company to the Securities and Exchange Commission of the United States dated June 12, 2008), and/or the Consolidated and Non-Consolidated Semiannual Financial Results of the Company (see Exhibit 2 of the letter referred to above).

Exhibit 7

(Brief Description)

February 20, 2008

Press Release regarding "Notice Concerning Repurchase of Shares from the Market"

We hereby inform you that Toyota Industries Corporation (hereinafter, "TICO") have repurchased its shares from the market as follows pursuant to the provisions of Article 165 paragraph 3 and 156 of Company Low.

And we also inform you that repurchase of shares which had approved by the board meeting held on January 31, 2008 was accomplished.

1. Repurchased shares type	TICO Common stock
2. Number of repurchased shares	2,0000,0000 shares
3. Aggregate purchase cost	JPY 8,536,593,000
4. Purchase period	From February 1 to 20, 2008
4. Method of repurchase	Purchase on the Tokyo Stock Exchange

(Reference)
Matters resolved at the board meeting held on January 31, 2008:

Repurchased shares type	TICO Common stock
Number of repurchased shares	Up to 2,000,000 shares
Amount budget	Up to JPY 10,000,000,000
Period of repurchased	From February 1, 2008 to March 14, 2008
Method of repurchased	Purchase on the Tokyo Stock Exchange

Exhibit 8

(Brief Description)

March 20, 2008

Press Release regarding "Business Collaboration and Foundation of Joint Venture Company"

We hereby inform you that Tsudakoma Corp. (hereinafter, "Tsudakoma") and Toyota Industries Corporation (hereinafter, "TICO") have reached to an agreement about the business collaboration and foundation of new joint venture company for the weaving reparatory machinery.

1.Scope of business collaboration

Development and manufacturing:

Development and manufacturing of weaving preparatory machinery of TICO will be integrated in Tsudakoma. This will enable further enhancement of development capability, productivity, quality and cost competitiveness.

Foundation of joint venture company and launch of new "T-Tech" brand:

Tsudakoma and TICO will jointly found a new company, and launch the new brand "T-Tech", which will take over the existing brands for weaving preparatory machinery of Tsudakoma and TICO. The role of new company will be management for the sale and service of "T-Tech" machines. "T-Tech" challenges the world's top brand in weaving preparatory machinery business.

Customer relations:

The new joint venture company will supply "T-Tech" brand weaving preparatory machinery to Tsudakoma and TICO. Tsudakoma and TICO will be sales channels to their respective customers as ever. Tsudakoma and TICO will continuously make efforts to respond the customer requirement quickly and adequately.

2.Profile of Joint Venture Company

Company Name	T-Tech Japan Corp.
President	Tatsuo Takehana (Managing Director, Tsudakoma Corp.)
Location	Kanazawa-city, Ishikawa-prefecture, Japan
Date of Foundation	May 12, 2008 (plan)
Business Fields	Management of Sales and Service of Weaving Preparatory Machinery
Accounting Term	November 30
Employees:	Approximately 5
Capital	JPY 100,000,000
Ownership	Tsudakoma: 51% TICO: 49%
Sales target:	First term (6 months for the term end): JPY 2,500,000,000 Second term: JPY 7,000,000,000

- The Joint Venture Company will be founded in May 2008, and start delivery from June 2008.
- Air and water jet weaving machine business will be continued by Tsudakoma and TICO individually without change. "T-Tech" will not be involved in weaving machine business.

END